Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of June 2, 2015

Between

BUILDING MATERIALS HOLDING CORPORATION

and

STOCK BUILDING SUPPLY HOLDINGS, INC.

i

Exhibits

Exhibit A-1	Major SBS Holders

Exhibit A-2	SBS Support Agreements

Exhibit B-1	Major BMHC Holders

Exhibit B-2	BMHC Support Agreements

Exhibit C	Registration Rights Agreement

Exhibit D	Surviving Company Amended and Restated Certificate of Incorporation

Exhibit E	Surviving Company Board of Directors

Exhibit F	Surviving Company Officers

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 2, 2015, between Building Materials Holding Corporation, a Delaware corporation (“BMHC”), and Stock Building Supply Holdings, Inc., a Delaware corporation (“SBS”).

RECITALS

WHEREAS the BMHC Board and the SBS Board have each approved this Agreement, determined that the terms of this Agreement are in the best interests of BMHC or SBS, as applicable, and their respective stockholders and declared the advisability of this Agreement;

WHEREAS, in order to induce BMHC to enter into this Agreement and to cause the Merger to be consummated, certain executive officers of SBS, in their capacity as stockholders of SBS, and certain other stockholders of SBS listed on Exhibit A-1 hereto (the “Major SBS Holders”), are executing voting and support agreements in favor of BMHC concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit A-2 (the “SBS Support Agreements”);

WHEREAS, in order to induce SBS to enter into this Agreement and to cause the Merger to be consummated, certain executive officers of BMHC, in their capacity as stockholders of BMHC, and certain other stockholders of BMHC listed on Exhibit B-1 hereto (the “Major BMHC Holders”), are executing voting and support agreements in favor of SBS concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B-2 (the “BMHC Support Agreements”);

WHEREAS, it is expected that within two Business Days after the Form S-4 is declared effective under the Securities Act, the holders of BMHC Common Stock sufficient to adopt and approve this Agreement and the Merger as required under Sections 228 and 251 of the General Corporation Law of the State of Delaware (the “DGCL”), the BMHC Certificate and the BMHC By-Laws will execute and deliver an action by written consent adopting this Agreement, in a form reasonably acceptable to SBS, in order to obtain the BMHC Stockholder Approval (collectively, the “BMHC Written Consent”);

WHEREAS, concurrently with the execution and delivery of this Agreement, but effective only as of the Effective Time, SBS, certain of the Major SBS Holders and certain of the Major BMHC Holders have entered into a registration rights agreement, attached as Exhibit C hereto (the “Registration Rights Agreement” and, together with the SBS Support Agreements and the BMHC Support Agreements, the “Ancillary Agreements”), pursuant to which and subject to the terms thereof SBS has granted such Major SBS Holders and Major BMHC Holders certain registration rights in respect of the shares of SBS Common Stock held by the Major SBS Holders or to be received by the Major BMHC Holders in the Merger;

WHEREAS for U.S. federal income Tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS BMHC and SBS desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, BMHC shall be merged with and into SBS (the “Merger”). At the Effective Time, the separate corporate existence of BMHC shall cease, and SBS shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 at 10:00 a.m., New York City time, on a date to be specified by BMHC and SBS, which shall be no later than the third Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between BMHC and SBS. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause to be filed with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as BMHC and SBS shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects. At the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.

Section 1.05 Certificate of Incorporation and By-Laws.

(a) At the Effective Time, the certificate of incorporation of SBS shall, by virtue of the Merger and without any further action on the part of SBS, be amended and restated in its entirety to read as set forth on Exhibit D hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with its terms and as provided by the DGCL.

(b) The SBS By-laws as in effect at the Effective Time shall be the by-laws of the Surviving Company until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Company and as provided by the DGCL.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BMHC, SBS or the holder of any shares of BMHC Common Stock or SBS Common Stock:

(a) Effect on SBS Common Stock. Each share of SBS Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Company and shall not be affected by the Merger.

(b) Cancellation of BMHC Treasury Stock. Each share of common stock, par value $0.001, of BMHC (the “BMHC Common Stock”) that is owned by BMHC as treasury stock or by any direct or indirect wholly owned Subsidiary of BMHC immediately prior to the Effective Time (the “Canceled Shares”) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of BMHC Common Stock. Subject to Section 2.02, each share of BMHC Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares and Dissenting Shares) shall be converted into the right to receive 0.5231 fully paid and nonassessable shares (the “Exchange Ratio”) of SBS Common Stock (the “Merger Consideration”). All such shares of BMHC Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of BMHC Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any cash in lieu of fractional shares of SBS Common Stock in accordance with Section 2.02(f) and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02(d), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b). Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of SBS Common Stock or BMHC Common Stock shall have been changed into a different number of shares or a different class or series of stock, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of SBS Common Stock or BMHC Common Stock, as the case may be, will be appropriately adjusted to provide to SBS and the holders of BMHC Common Stock the same economic effect as contemplated by this Agreement prior to such event. As provided in Section 2.02(j), the right of any holder of a Certificate to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding under applicable Tax Law.

(d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of BMHC Common Stock held by a Person who has not voted in favor of, or consented in writing to, the adoption of this Agreement and has complied with all the provisions of Section 262 of the DGCL concerning the right of holders of shares of BMHC Common Stock to demand appraisal of such shares of BMHC Common Stock (such Person, a “Dissenting Stockholder” and such shares, “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(c), but shall become the right to receive such payment of fair value as may be determined to be due to such Dissenting Stockholder with respect to such Dissenting Shares pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal with respect to any Dissenting Shares, in any case pursuant to Section 262 of the DGCL, each such Dissenting Share shall thereupon be treated as though such Dissenting Share had been converted into the right to receive the Merger Consideration pursuant to Section 2.01(c). At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. BMHC shall give SBS prompt written notice of (i) any demands for appraisal of shares of BMHC Common Stock received by BMHC prior to the Effective Time, (ii) any withdrawal of any such demand and (iii) any other notice or instrument delivered to BMHC with respect to any such demand prior to the Effective Time. BMHC shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless SBS shall have given its written consent to such payment or settlement offer, which written consent shall not be unreasonably withheld, conditioned or delayed.

Section 2.02 Exchange of Certificates. (a) Exchange Agent. Prior to the Closing Date, SBS shall enter into an exchange agent agreement in form and substance reasonably acceptable to BMHC with a bank or trust company reasonably acceptable to BMHC to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and the amounts provided under Section 2.02(d) and Section 2.02(f). At or prior to the Effective Time, SBS shall deposit with the Exchange Agent, for the benefit of the holders of Certificates (other than Canceled Shares or Dissenting Shares), book-entry shares (or certificates if requested) representing shares of SBS Common Stock to be issued as Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(d) and cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.02(f). All such SBS Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b) Letter of Transmittal. As promptly as practicable after the Effective Time, SBS shall cause the Exchange Agent to mail to each holder of record of BMHC Common Stock (i) a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as SBS may specify, subject to BMHC’s reasonable approval), together with instructions thereto and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration, cash in lieu of fractional shares of BMHC Common Stock and any dividends or other distributions to which such Certificates become entitled in accordance with Section 2.02(d).

(c) Merger Consideration Received in Connection with Exchange. Upon surrender of Certificates to the Exchange Agent, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (i) the Merger Consideration issuable in respect of such shares of BMHC Common Stock represented by such Certificates pursuant to Section 2.01 and (ii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of BMHC Common Stock which is not registered in the transfer records of BMHC, a certificate representing the proper number of shares of SBS Common Stock issuable pursuant to Section 2.01 and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate representing such BMHC Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of BMHC Common Stock represented by a Certificate (other than Canceled Shares and Dissenting Shares) shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of BMHC Common Stock were entitled to receive in respect of such shares pursuant to Section 2.01 (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the Merger Consideration payable pursuant to this ARTICLE II upon surrender of any Certificate.

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, declared or made with respect to SBS Common Stock with a record date at or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SBS Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(f), until the surrender of such Certificate in accordance with this ARTICLE II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificate or book-entry shares representing whole shares of SBS Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of SBS Common Stock to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of SBS Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of SBS Common Stock.

(e) No Further Ownership Rights in BMHC Common Stock. The shares of SBS Common Stock issued and cash paid in accordance with the terms of this ARTICLE II upon conversion of any shares of BMHC Common Stock (including any cash paid pursuant to subsection (f) of this Section 2.02) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of BMHC Common Stock. From and after the Effective Time, subject to applicable Law (in the case of Dissenting Shares) and the treatment contemplated by Section 2.01(b) of Canceled Shares, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of BMHC Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of BMHC Common Stock are presented to the Surviving Company, SBS or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this ARTICLE II, subject to applicable Law in the case of Dissenting Shares.

(f) No Fractional Shares. No certificates representing fractional shares of SBS Common Stock or scrip or warrants entitling the holder to receive fractional shares of SBS Common Stock shall be issued upon the conversion of BMHC Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of BMHC Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of SBS Common Stock (after taking into account all shares of BMHC Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of SBS Common Stock on the Nasdaq Global Select Market (“Nasdaq”) (as reported at www.nasdaq.com or, if not reported therein, in another authoritative source mutually selected by SBS and BMHC) on the last complete trading day prior to the date of the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of BMHC Common Stock for 180 days after the Effective Time shall be delivered to SBS, upon demand, and any holder of BMHC Common Stock (other than the Dissenting Stockholders) who has not theretofore complied with this ARTICLE II shall thereafter look only to SBS for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this ARTICLE II, in each case without any interest thereon.

(h) No Liability. None of BMHC, SBS or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Exchange Fund which remains undistributed to the holders of Certificates for two years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of SBS, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by SBS. Any interest and other income resulting from such investments shall be paid to SBS. Until the termination of the Exchange Fund pursuant to Section 2.02(g), if for any reason the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, SBS will promptly deposit cash into the Exchange Fund in an amount equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(j) Withholding Rights. Each of SBS and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of BMHC Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so required under applicable Tax Law to be deducted or withheld from the payment of Merger Consideration to a holder of BMHC Common Stock, each of BMHC, SBS and the Exchange Agent (and any other Person that has a withholding obligation pursuant to this Agreement, without duplication) is hereby authorized to sell whole shares of SBS Common Stock comprising such portion of the Merger Consideration otherwise payable to the holder of such BMHC Common Stock as is necessary to provide sufficient funds to BMHC, SBS or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement), as the case may be, to enable it to comply with such deduction or withholding requirement and BMHC, SBS or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement) shall notify such holder of such sale and (x) remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) remit the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) to such holder. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of BMHC Common Stock in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by SBS, the posting by such Person of a bond, in such reasonable and customary amount as SBS may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.02(g), SBS) shall issue the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions deliverable pursuant to this Agreement in respect of the shares of BMHC Common Stock represented by the Certificate alleged to have been lost, stolen or destroyed.

ARTICLE III

Representations and Warranties of SBS

SBS represents and warrants to BMHC that the statements contained in this ARTICLE III are true and correct except as set forth in the SBS SEC Documents filed or furnished and publicly available on or after August 8, 2013, and at least two days prior to the date of this Agreement (the “Filed SBS SEC Documents”) (excluding any disclosures in the Filed SBS SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature) or in the disclosure letter delivered by SBS to BMHC at or before the execution and delivery by SBS of this Agreement (the “SBS Disclosure Letter”). The SBS Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this ARTICLE III, and the disclosure in any section shall be deemed to qualify other sections in this ARTICLE III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections; provided that disclosure of any fact, circumstance or information shall be deemed to be disclosed on Section 3.03(a) or Section 3.08 of the SBS Disclosure Letter only if expressly set forth thereon, without cross references.

Section 3.01 Organization, Standing and Power. Each of SBS and each of its Subsidiaries (the “SBS Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the SBS Subsidiaries, where the failure to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have an SBS Material Adverse Effect. Each of SBS and the SBS Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, registrations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted in all material respects (the “SBS Permits”). Each of SBS and the SBS Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have an SBS Material Adverse Effect. SBS has delivered or made available to BMHC, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of SBS in effect as of the date of this Agreement (the “SBS Certificate”) and the amended and restated by-laws of SBS in effect as of the date of this Agreement (the “SBS By-laws”).

Section 3.02 SBS Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each SBS Subsidiary have been validly issued and are fully paid and nonassessable and are owned by SBS, by another SBS Subsidiary or by SBS and another SBS Subsidiary, free and clear of all pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), except for Liens related to indebtedness reflected in the SBS SEC Documents or that are otherwise not material, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws. Section 3.02(a) of the SBS Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the SBS Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the SBS Subsidiaries, neither SBS nor any SBS Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity. No SBS Subsidiary owns any shares of capital stock or other equity securities of SBS.

Section 3.03 Capital Structure. (a) The authorized capital stock of SBS consists of 300,000,000 shares of SBS Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “SBS Preferred Stock”). At the close of business on June 1, 2015, (i) 26,189,178 shares of SBS Common Stock were issued and outstanding, (ii) no shares of SBS Preferred Stock were issued and outstanding, (iii) no shares of SBS Common Stock were held by SBS in its treasury or by any SBS Subsidiary, (iv) 83,940 shares of SBS Restricted Stock were issued and outstanding, (v) 5,000 shares of SBS Common Stock were issuable upon vesting and settlement of outstanding SBS Restricted Stock Units, (vi) 793,209 SBS Stock Options were issued and outstanding under the SBS Stock Plan and 211,803 SBS Stock Options were issued and outstanding prior to the adoption of the SBS Stock Plan that remain outstanding, and (vii) 892,456 shares of SBS Common Stock were reserved and available for issuance pursuant to the SBS Stock Plan. Section 3.03(a) of the SBS Disclosure Letter contains a correct and complete list, as of June 1, 2015, of SBS Restricted Stock, SBS Restricted Stock Units and SBS Stock Options issued and outstanding under the SBS Stock Plan or otherwise, including the holder, type of award, date of grant, exercise price, number of shares of SBS Common Stock and vesting schedule. Except as set forth in this Section 3.03(a), at the close of business on June 1, 2015, no shares of capital stock or voting securities of, or other equity interests in, SBS were issued, reserved for issuance or outstanding.

(b) All outstanding shares of SBS Common Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of SBS Stock Options, settlement of SBS Restricted Stock Units or pursuant to the SBS Stock Plan will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the SBS Certificate, the SBS By-laws or any Contract to which SBS is a party or otherwise bound. The shares of SBS Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the SBS Certificate, the SBS By-laws or any Contract to which SBS is a party or otherwise bound. Except as set forth above in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of SBS or any SBS Subsidiary to issue, transfer, dispose of, redeem, repurchase, acquire, deliver or sell, or cause to be issued, transferred, disposed of, redeemed, repurchased, acquired, delivered or sold, (x) any capital stock of SBS or any SBS Subsidiary or any securities of SBS or any SBS Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, SBS or any SBS Subsidiary, (y) any warrants, calls, options, restricted or performance stock units, or other rights to acquire from SBS or any SBS Subsidiary, or any other obligation of SBS or any SBS Subsidiary to issue, transfer, dispose of, redeem, repurchase, acquire, deliver or sell, or cause to be issued, transferred, disposed of, redeemed, repurchased, acquired, delivered or sold, any capital stock or voting securities of, or other equity interests in, SBS or any SBS Subsidiary, or

(z) any stock appreciation right, phantom stock or any rights issued by or other obligations of SBS or any SBS Subsidiary that are linked in any way to the price of any class of SBS capital stock or any shares of capital stock of any SBS Subsidiary, the value of SBS, any SBS Subsidiary or any part of SBS or any SBS Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of SBS or any SBS Subsidiary (collectively, “Contingent SBS Equity”). From the close of business on June 1, 2015 to the date of this Agreement, there have been no issuances by SBS of shares of capital stock or voting securities of, or Contingent SBS Equity in, SBS other than the issuance of SBS Common Stock upon the exercise of SBS Stock Options or conversion of SBS Restricted Stock Units outstanding at the close of business on June 1, 2015 and in accordance with their terms in effect at such time. Except for acquisitions, or deemed acquisitions, of SBS Common Stock or other equity securities of SBS in connection with (i) the payment of the exercise price of SBS Stock Options with SBS Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of SBS Stock Options, settlement of SBS Restricted Stock Units and vesting of SBS Restricted Stock and (iii) forfeitures of SBS Stock Options, SBS Restricted Stock and SBS Restricted Stock Units, there are not any outstanding obligations of SBS or any of the SBS Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of SBS or any SBS Subsidiary or any Contingent SBS Equity. With respect to SBS Stock Options, each grant of an SBS Stock Option was duly authorized no later than the date on which the grant of such SBS Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the SBS Board (or a duly constituted and authorized committee thereof), and the per share exercise price of each SBS Stock Option was at least equal to the fair market value of a share of SBS Common Stock on the applicable Grant Date.

(c) There are no bonds, debentures, notes or other Indebtedness of SBS or any SBS Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of SBS may vote (“SBS Voting Debt”). Except for the Ancillary Agreements and the Director Nomination Agreement, neither SBS nor any of the SBS Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, SBS. Except for the Ancillary Agreements and the Director Nomination Agreement, neither SBS nor any of the SBS Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of SBS or any of the SBS Subsidiaries.

Section 3.04 Authority; Execution and Delivery; Enforceability. SBS has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject to the receipt of the SBS Stockholder Approval. The board of directors of SBS (the “SBS Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of SBS was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of SBS and its stockholders, (iii) declaring this Agreement and the transactions contemplated herein advisable, (iv) recommending that SBS’s stockholders vote in favor of approval of the issuance of SBS Common Stock constituting the Merger Consideration (the “Share Issuance”) and the adoption of this Agreement and (v) directing that the Share Issuance and this Agreement be submitted to SBS’s stockholders for approval and adoption, respectively, at a duly held meeting of such stockholders for such purpose (the “SBS Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of SBS Common Stock and the approval of the Share Issuance (together, the “SBS Stockholder Approval”), as well as the approval of the Stock Plan Amendment by the affirmative vote of the holders of a majority of the shares of SBS Common Stock represented in person or by proxy at the SBS Stockholders Meeting, no other corporate actions on the part of SBS are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). SBS has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by BMHC, this Agreement constitutes a legal, valid and binding obligation of SBS, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles (the “Bankruptcy and Equity Exception”).

Section 3.05 No Conflicts; Consents. (a) The execution and delivery by SBS of this Agreement does not, and the performance by SBS of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties, rights or assets of SBS or any SBS Subsidiary under, or require any consent or approval by, or any notice to, any Person under, any provision of (i) the SBS Certificate, the SBS By-laws or the comparable charter or organizational documents of any SBS Subsidiary (assuming that the SBS Stockholder Approval is obtained), (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise, commitment or other agreement or instrument (each, including all amendments, modifications and supplements thereto, a “Contract”) to which SBS or any SBS Subsidiary is a party or by which any of their respective properties or assets is bound or any SBS Permit or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, writ, injunction, award, summons, notice of violation, directive, notice or demand letter, order, determination or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation of any Governmental Entity (“Law”), in each case, applicable to SBS or any SBS Subsidiary or their respective properties or assets (assuming that the SBS Stockholder Approval is obtained), other than, (A) in the case of clause (ii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an SBS Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” shall not be excluded in determining whether an SBS Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger, and (B) in the case of clause (iii) above, matters that are not material to SBS and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality or arbitral body, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to SBS or any SBS Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy/Consent Solicitation Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by SBS of the Merger Consideration, in which the Proxy/Consent Solicitation Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which SBS and BMHC are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the Merger Consideration and (vi) such other matters that, individually or in the aggregate, are not material to SBS and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 3.06 SEC Documents; Undisclosed Liabilities. (a) SBS has furnished or filed all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by SBS with the SEC since August 8, 2013 (such documents, together with any documents filed with the SEC during such period by SBS on a voluntary basis, but excluding the Proxy/Consent Solicitation Statement and the Form S-4, being collectively referred to as the “SBS SEC Documents”).

(b) Each SBS SEC Document (i) at the time filed or furnished (or, if amended or superseded by a filed or furnished SBS SEC Document prior to the date of this Agreement, then on the date of such filing or furnishing), complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), the Exchange Act and the Securities Act, in each case to the extent applicable to such SBS SEC Document, and the rules and regulations of the SEC promulgated thereunder applicable to such SBS SEC Document and (ii) did not at the time it was filed or furnished (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of SBS included in the SBS SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by SBS’s accountants with respect thereto has been derived from the accounting books and records of SBS and its consolidated Subsidiaries and complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC for Form 10-Q) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of SBS and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, stockholders’ equity and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnotes and to normally recurring and non-material year-end adjustments). No financial statements of any Person other than SBS and its consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of SBS. Except as required by GAAP and as disclosed in the SBS SEC Documents, between August 8, 2013 and the date of this Agreement, SBS has not made or adopted any material change in its accounting methods, practices or policies.

(c) There are no outstanding or unresolved comments from the SEC with respect to any of the SBS SEC Documents and none of the SBS SEC Documents (other than confidential treatment requests) is, to the Knowledge of SBS, the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of SBS, threatened, in each case regarding any accounting practices of SBS. SBS has been and is in material compliance with the applicable provisions of SOX and the applicable rules and regulations of Nasdaq.

(d) Except (i) as reflected or reserved against in SBS’s consolidated audited balance sheet as of December 31, 2014 (or the notes thereto) as included in the Filed SBS SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2014, and (iii) for liabilities incurred in connection with or contemplated by this Agreement, neither SBS nor any SBS Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have an SBS Material Adverse Effect.

(e) Each of the chief executive officer of SBS and the chief financial officer of SBS (or each former chief executive officer of SBS and each former chief financial officer of SBS, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the SBS SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of SBS or any of the SBS Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f) SBS maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SBS’s properties or assets.

(g) SBS maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by SBS in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the management of SBS, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of SBS to make the certifications required under the Exchange Act with respect to such reports.

(h) SBS’s management has completed an assessment of the effectiveness of SBS’s internal control over financial reporting and disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable SBS SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the internal control over financial reporting and disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on SBS’s management’s most recently completed evaluation of SBS’s internal control over financial reporting, (i) SBS had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect SBS’s ability to record, process, summarize and report financial information and (ii) SBS does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in SBS’s internal control over financial reporting. To the Knowledge of SBS, no executive officer or director of SBS has received or otherwise had or obtained knowledge of, and to the Knowledge of SBS, no auditor, accountant, or representative of SBS has provided written notice to SBS or any executive officer or director of, any substantive complaint or allegation that SBS or any of its Subsidiaries has engaged in improper accounting practices. To the Knowledge of SBS, no attorney representing SBS or any of the Subsidiaries of SBS has reported to the SBS Board or any committee thereof or to any current director or executive officer of SBS evidence of a material violation of United States or other securities Laws or breach of fiduciary duty by SBS or any of its executive officers or directors.

(i) Neither SBS nor any of the SBS Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance-sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among SBS and any of the SBS Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SBS or any of the SBS Subsidiaries in SBS’s or such SBS Subsidiary’s published financial statements or other SBS SEC Documents.

(j) None of the SBS Subsidiaries is, or has at any time since August 8, 2013, been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07 Information Supplied. None of the information supplied or to be supplied by SBS for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy/Consent Solicitation Statement will, at the date it is first mailed to each of SBS’s stockholders and BMHC’s stockholders or at the time of the SBS Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by SBS with respect to statements made or incorporated by reference therein based on information supplied by BMHC for inclusion or incorporation by reference therein. The Proxy/Consent Solicitation Statement will comply as to form in all material respects with the requirements of the DGCL and the Exchange Act and the rules and regulations thereunder, except that no representation is made by SBS with respect to statements made or incorporated by reference therein based on information supplied by BMHC for inclusion or incorporation by reference therein.

Section 3.08 Absence of Certain Changes or Events. Since January 1, 2015, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have an SBS Material Adverse Effect. From January 1, 2015, to the date of this Agreement, each of SBS and the SBS Subsidiaries has conducted its respective business in the ordinary course in all material respects.

Section 3.09 Taxes. (a) Each of SBS and each SBS Subsidiary has timely filed, taking into account any valid extensions, all income Tax Returns and all other material Tax Returns required to have been filed by them, and such Tax Returns are true, correct and complete in all material respects. Each of SBS and each SBS Subsidiary has paid all material Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved for in the SBS SEC Documents. No deficiency for any material Tax has been asserted or assessed by a taxing authority against SBS or any SBS Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) Neither SBS nor any SBS Subsidiary (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (A) exclusively between or among SBS and wholly owned SBS Subsidiaries or (B) the principal purpose of which is unrelated to Taxes) or (ii) has any liability for the Taxes of any Person other than SBS or another SBS Subsidiary pursuant to Treasury

Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law.

(c) Within the past three years, neither SBS nor any SBS Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d) Neither SBS nor any SBS Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(e) No written claim has been made within the past three years by a Governmental Entity in a jurisdiction where SBS or any SBS Subsidiary does not file Tax Returns that SBS or such SBS Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction.

(f) Neither SBS nor any SBS Subsidiary has taken or agreed to take any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(g) Neither SBS nor any SBS Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither SBS nor any SBS Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

Section 3.10 Benefits Matters; ERISA Compliance. (a) Section 3.10(a) of the SBS Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying any material SBS Benefit Plan. SBS has delivered or made available to BMHC, to the extent applicable, true and complete copies of (i) all material SBS Benefit Plans (and all amendments thereto) or, in the case of any unwritten material SBS Benefit Plan, a written description thereof, (ii) the most recent annual report on Form 5500 (other than Schedule SSA thereto) filed with the Internal Revenue Service (the “IRS”) with respect to each material SBS Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material SBS Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any SBS Benefit Plan and (v) the most recent financial statements and actuarial reports for each SBS Benefit Plan (if any). For purposes of this Agreement, “SBS Benefit Plans” means, collectively (i) all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), other than any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “SBS Multiemployer Plan”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of SBS or any SBS Subsidiary or to any spouse or dependent of any of the foregoing and (ii) all employment, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements (including collective bargaining agreements) between SBS or any SBS Subsidiary and any current or former directors, officers, employees or consultants of SBS or any SBS Subsidiary and any other employee benefit plan, program, policy or agreement maintained, sponsored or contributed to by SBS or any SBS Subsidiary, or with respect to which SBS or any SBS Subsidiary has any liability or contingent liability.

(b) All SBS Benefit Plans which are intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters or opinion letters from the IRS to the effect that the form of such SBS Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of SBS, has revocation been threatened, nor has any such SBS Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification or materially increase its costs.

(c) (i) No SBS Benefit Plan which is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 or 430 of the Code or Section 4971 of the Code (a “SBS Pension Plan”) had, as of the respective last annual valuation date for each such SBS Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to BMHC, (ii) none of the SBS Pension Plans either (A) has an “accumulated funding deficiency” or (B) has failed to meet any “minimum funding standards”, as applicable (under Section 302 or 303 of ERISA or Section 412 or 430 of the Code), whether or not waived, (iii) none of SBS, any SBS Subsidiary, any officer of SBS or any SBS Subsidiary or any of the SBS Benefit Plans which are subject to ERISA, including the SBS Pension Plans, any trust created thereunder or, to the Knowledge of SBS, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject SBS, any SBS Subsidiary or any officer of SBS or any SBS Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iv) no SBS Pension Plans and trusts have been terminated, nor is there any intention or expectation to terminate any SBS Pension Plans and trusts, (v) no SBS Benefit Plans and trusts are the subject of any Proceeding by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of any SBS Benefit Plan or trust, (vi) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any SBS Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived and (vii) neither SBS nor any SBS Subsidiary has, or within the past six years had, contributed to, been required to contribute to, or has any liability or potential liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any SBS Multiemployer Plan. Section 3.10(c) of the SBS Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying each SBS Multiemployer Plan and each SBS Pension Plan.

(d) With respect to each SBS Benefit Plan that is an employee welfare benefit plan, such SBS Benefit Plan (including any SBS Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of SBS or the SBS Subsidiaries or terminated, in each case, without material liability to SBS and the SBS Subsidiaries on or at any time after the Effective Time.

(e) No SBS Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f) (i) Each SBS Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in all material respects in accordance with its terms, the terms of any applicable collective bargaining agreement and is in compliance with ERISA, the Code and all other Laws applicable to such SBS Benefit Plan and (ii) SBS and each of the SBS Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to the SBS Benefit Plans.

(g) There are no pending or, to the Knowledge of SBS, threatened claims by or on behalf of any participant in any of the SBS Benefit Plans, or otherwise involving any such SBS Benefit Plan or the assets of any SBS Benefit Plan, other than routine claims for benefits.

(h) None of the execution and delivery of this Agreement, the obtaining of the SBS Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of SBS or any of the SBS Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any SBS Benefit Plan or (C) result in any breach or violation of, default under or limit SBS’s right to amend, modify or terminate any SBS Benefit Plan.

(i) No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) by any current or former director, officer, employee or consultant of SBS or any of its Subsidiaries under any SBS Benefit Plan or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither SBS nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(j) All contributions required to be made to any SBS Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any SBS Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the SBS SEC Documents. Each SBS Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(k) There does not now exist, nor, to the Knowledge of SBS, do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of SBS or any SBS Subsidiary following the Closing exclusive of any Controlled Group Liability related to BMHC or any BMHC Subsidiary becoming part of the Combined Company. Without limiting the generality of the foregoing, neither SBS nor any SBS Subsidiary, nor any of their respective ERISA Affiliates, has engaged in any transaction described in (i) Section 4069 of ERISA or (ii) Section 4204 or 4212 of ERISA with respect to any SBS Multiemployer Plans.

(l) All SBS Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have been maintained, funded and administered in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.11 Litigation. There is no suit, action, charge, complaint, audit, investigation, grievance or other proceeding (“Proceeding”) pending or, to the Knowledge of SBS, threatened against SBS or any SBS Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have an SBS Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of SBS, investigation by any Governmental Entity involving SBS or any SBS Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have an SBS Material Adverse Effect. Section 3.11 of the SBS Disclosure Letter sets forth a list, as of the date hereof, of each Proceeding pending or, to the Knowledge of SBS, threatened against SBS or any SBS Subsidiary or any of their respective properties or assets that would reasonably be expected to result in damages (net of insurance and expected payments from third-parties under applicable indemnities) exceeding $1,000,000.

Section 3.12 Compliance with Applicable Laws. SBS and the SBS Subsidiaries are and have been since January 1, 2012, in compliance in all material respects with all applicable Laws and material SBS Permits. To the Knowledge of SBS, no allegation or Proceeding by or before any Governmental Entity is pending or threatened alleging that SBS or an SBS Subsidiary is not in compliance in all material respects with any applicable Law or material SBS Permit or which challenges or questions the validity of any rights of the holder of any material SBS Permit. All material SBS Permits are in full force and effect, no material default (with or without notice, lapse of time or both) has occurred under any such SBS Permit and none of SBS or the SBS Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such SBS Permit. SBS and the SBS Subsidiaries are in compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any other United States and foreign Laws concerning corrupt payments. Since January 1, 2012, neither SBS nor any SBS Subsidiary has been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by SBS of the FCPA or any other U.S. or foreign Laws concerning corrupt payments. This section does not relate to Tax matters, employee benefits matters or environmental matters, which are the subjects of Sections 3.09, 3.10 and 3.13, respectively. Since January 1, 2012, neither SBS nor any SBS Subsidiary has been the subject of any audit, investigation or enforcement action by any Governmental Entity in connection with any Contract to which any Governmental Entity is a party. Neither SBS nor any SBS Subsidiary has been debarred, suspended or otherwise made ineligible from doing business with the United States government or any government contractor.

Section 3.13 Environmental Matters. (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an SBS Material Adverse Effect:

(i) SBS and the SBS Subsidiaries are and have been since January 1, 2012 in compliance with all Environmental Laws, and neither SBS nor any SBS Subsidiary has received any written communication from a Governmental Entity or other Person that alleges that SBS or any SBS Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(ii) SBS and the SBS Subsidiaries have obtained and are and have been since January 1, 2012 in compliance with all Permits issued pursuant to any Environmental Law applicable to SBS, the SBS Subsidiaries and the SBS Properties and all such Permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement (it being agreed that for purposes of this Section 3.13(a)(ii), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” shall not be excluded in determining whether an SBS Material Adverse Effect has occurred or would reasonably be expected to occur);

(iii) there are no Environmental Claims pending or, to the Knowledge of SBS, threatened against SBS or any of the SBS Subsidiaries;

(iv) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against SBS or any of the SBS Subsidiaries or against any Person whose liabilities for such Environmental Claims SBS or any of the SBS Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(v) neither SBS nor any of the SBS Subsidiaries has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against SBS or any of the SBS Subsidiaries.

(b) As used herein:

(i) “Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (y) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (z) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

(ii) “Environmental Laws” means all applicable federal, national, state, provincial or local Laws, Judgments, or Contracts issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources or protection of endangered or threatened species, public health or safety, the workplace or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(iii) “Hazardous Materials” means (y) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos in any form, and polychlorinated biphenyls; and (z) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated (or can give rise to liability or standards of conduct) under any Environmental Law.

(iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pumping, emptying, escaping, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

(c) Notwithstanding any other provision of this Agreement, this Section 3.13 sets forth the sole representations and warranties of SBS in this Agreement with respect to environmental matters, including (i) compliance by SBS and the SBS Subsidiaries with Environmental Laws and (ii) Environmental Claims.

Section 3.14 Contracts. (a) As of the date of this Agreement, neither SBS nor any SBS Subsidiary is a party to any Contract required to be filed by SBS as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed SBS Contract”) that has not been so filed.

(b) Section 3.14 of the SBS Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and SBS has made available to BMHC true and complete copies, of (i) each agreement, Contract, understanding, or undertaking to which SBS or any of the SBS Subsidiaries is a party that restricts in any material respect the ability of SBS or its Affiliates to compete in any business or with any Person in any geographical area, or that includes “most favored nations,” exclusive relations or non-solicitation clauses (excluding customary provisions for non-solicitation of employees entered into in commercial Contracts in the ordinary course of business), (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of SBS or any of the SBS Subsidiaries in excess of $500,000 is outstanding or may be incurred, other than any such agreement between or among SBS and the wholly owned SBS Subsidiaries and trading liabilities in the ordinary course of business, (iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which SBS or any of the SBS Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the SBS Subsidiaries, in each case material to SBS and the SBS Subsidiaries, taken as a whole, (iv) each indemnification, employment, consulting or other material agreement, Contract, understanding or undertaking with (x) any member of the SBS Board or (y) any executive officer of SBS, (v) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by SBS or any of the SBS Subsidiaries of any material business or any material amount of assets other than in the ordinary course of business with obligations of SBS or the SBS Subsidiaries remaining to be performed or liabilities continuing after the date of this Agreement, (vi) each material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, Contract, understanding or undertaking, (vii) each agreement, Contract, understanding or undertaking requiring any capital commitment or capital expenditure (or series of capital expenditures) by SBS and the SBS Subsidiaries in an amount in excess of $500,000 and (viii) each agreement, Contract, understanding or undertaking (other than leases of real property) under which SBS and the SBS Subsidiaries are obligated to make or receive payments in the future in excess of $1,000,000 during the life of such agreement, Contract, understanding or undertaking, in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed SBS SEC Documents or Contracts terminable by SBS or any of the SBS Subsidiaries on no more than 60 days’ notice without liability or financial obligation to SBS or any of the SBS Subsidiaries. Each agreement, understanding or undertaking of the type described in this Section 3.14(b) and each Filed SBS Contract is referred to herein as a “SBS Material Contract”.

(c) Except for the matters which, individually or in the aggregate, have not had and would not reasonably be expected to have an SBS Material Adverse Effect (it being agreed that for purposes of this Section 3.14(c), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” shall not be excluded in determining whether an SBS Material Adverse Effect has occurred or would reasonably be expected to occur), (i) each SBS Material Contract (including, for purposes of this Section 3.14(c), any Contract entered into after the date of this Agreement that would have been an SBS Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of SBS or one of the SBS Subsidiaries, as the case may be, and, to the Knowledge of SBS, of the other parties thereto, except, in each case, subject to the Bankruptcy and Equity Exception, (ii) each such SBS Material Contract is in full force and effect, (iii) there is no breach or default under any SBS Material Contract either by SBS or any SBS Subsidiary party thereto or, to the Knowledge of SBS, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by SBS or any SBS Subsidiary party thereto or, to the Knowledge of SBS, any other party thereto, and (iv) neither SBS nor any SBS Subsidiary has received written notice of termination or cancellation of any SBS Material Contract, and no party to any SBS Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto or of any dispute with respect to any SBS Material Contract.

Section 3.15 Properties. (a) SBS and each SBS Subsidiary has good and valid title to, or good and valid leasehold interests in, or other right to use, all their respective material properties and assets (the “SBS Properties”), free and clear of all Liens, except for Permitted Liens. The SBS Properties are, taken as a whole, adequate and sufficient, and in satisfactory condition, to support the operations of SBS and the SBS Subsidiaries as presently conducted. Neither SBS nor any SBS Subsidiary has leased or otherwise granted to any Person the right to use or occupy the SBS Properties owned by SBS or an SBS Subsidiary (the “Owned SBS Properties”). Other than the rights set forth pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned SBS Properties or any portion thereof or interest therein. This Section 3.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 3.16.

(b) SBS and each of the SBS Subsidiaries has complied in all material respects with the terms of all leases, subleases and licenses entitling it to the use of real property owned by third parties (“SBS Leases”), and all SBS Leases are legal, valid, binding, in full force and effect and enforceable, subject to the Bankruptcy and Equity Exception. Section 3.15(b) of the SBS Disclosure Letter sets forth the address of and expiration date for each of the SBS Leases. SBS has delivered to BMHC a true and complete copy of each SBS Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto), and in the case of any oral lease that is material, a written summary of the material terms of such lease. SBS and each SBS Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the SBS Leases, except for (i) such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material properties and assets to which they relate in the conduct of SBS and SBS Subsidiaries as presently conducted and (ii) failures to have such possession of immaterial properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have an SBS Material Adverse Effect. Neither SBS nor any of the SBS Subsidiaries nor, to the Knowledge of SBS, any other party to each SBS Lease is in material breach or default under such lease and neither SBS nor any of the SBS Subsidiaries has Knowledge of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any material SBS Lease. Neither SBS nor any SBS Subsidiary has collaterally assigned or granted any other security interest in such SBS Leases or any interest therein.

Section 3.16 Intellectual Property. SBS and the SBS Subsidiaries own or have the right to use all patents, patent applications, patent disclosures, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, trade secrets, designs, domain names, lists, data, databases, processes, methods, schematics, technology, know-how, documentation and other proprietary or other intellectual property rights, including any such rights in computer programs (collectively, “Intellectual Property Rights”) that are used or held for use in and material to the continued operation of their business as presently conducted. No actions, suits or other Proceedings are pending or, to the Knowledge of SBS, threatened in writing against SBS or any of the SBS Subsidiaries that (i) allege that SBS or any of the SBS Subsidiaries is infringing, misappropriating or otherwise violating Intellectual Property Rights of any other Person or (ii) challenge the use, ownership, enforceability, validity, patentability or registrability of any material Intellectual Property Rights owned by SBS or any SBS Subsidiaries. None of the material Intellectual Property Rights owned by SBS or any SBS Subsidiaries is subject to any outstanding consent, settlement, ruling, injunction or other outstanding order of any Governmental Entity adversely affecting SBS’s ownership, use or disposition thereof or any rights with respect thereto. To the Knowledge of SBS, (A) neither

SBS nor any of the SBS Subsidiaries nor the conduct of their respective businesses as presently conducted is infringing, misappropriating or otherwise violating any Intellectual Property Rights of any other Person and (B) no Person is infringing, misappropriating or otherwise violating any material Intellectual Property Rights owned by SBS or any of the SBS Subsidiaries. Since January 1, 2012, no prior or current employee or officer or prior or current licensee, consultant or contractor of SBS or any of the SBS Subsidiaries has asserted or, to the Knowledge of SBS, has any ownership in any material Intellectual Property Rights purported to be owned, or that are used or held for use, by SBS or any of the SBS Subsidiaries in the operation of their respective businesses. SBS and the SBS Subsidiaries take commercially reasonable actions, including those common in the industry, to maintain and protect their material confidential information and other material Intellectual Property Rights (including the secrecy, confidentiality and value of their trade secrets), and use commercially reasonable efforts to protect and maintain their information technology systems, including the data stored therein, and to provide for the continuity, integrity, and security thereof, as well as the back-up and recovery of data stored therein.

Section 3.17 Product Liability and Warranty. Section 3.17 of the SBS Disclosure Letter sets forth the standard warranties offered by SBS and the SBS Subsidiaries (excluding pass-through manufacturer’s warranties) for all services provided by, and all products manufactured, sold, leased or delivered by SBS and the SBS Subsidiaries, it being understood that customer warranties routinely supersede the standard warranties offered by SBS and the SBS Subsidiaries. Since January 1, 2012, to the Knowledge of SBS, neither SBS nor any of the SBS Subsidiaries has taken any action, nor has any event or series of actions occurred, which is reasonably likely to give rise to a material increase in product warranty claims from SBS’s historical experience.

Section 3.18 Affiliate Transactions. There are no agreements, Contracts, understandings or undertakings between SBS or any SBS Subsidiary, on the one hand, and any Affiliate of SBS, on the other hand (other than the SBS Subsidiaries), that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act (collectively, “SBS Affiliate Transactions”) that has not been disclosed in the Filed SBS SEC Documents.

Section 3.19 Labor Matters.

(a) As of the date of this Agreement, Section 3.19 of the SBS Disclosure Letter sets forth a true and complete list of all collective bargaining or other Contracts with any labor organization applicable to any employees of SBS or any of the SBS Subsidiaries. To the Knowledge of SBS, no labor organization, employee representative or group of employees of SBS or any SBS Subsidiary has made a demand for recognition or certification or engaged in any union organizing or decertification activities since January 1, 2012, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other Governmental Entity. To the Knowledge of SBS, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts or other material labor disputes pending or threatened against or involving SBS or any SBS Subsidiary, and no such material disputes have occurred since January 1, 2012. None of SBS or any of the SBS Subsidiaries has breached or otherwise failed to comply in any material respect with any provision of any collective bargaining agreement or other Contract with any labor organization applicable to any employees of SBS or any of the SBS Subsidiaries. There are no material grievances, arbitrations, charges or complaints outstanding or, to the Knowledge of SBS, threatened. SBS has made available to BMHC true and complete copies of all collective bargaining agreements and other Contracts with any labor organization (including all amendments thereto) applicable to any employees of SBS or any SBS Subsidiary, including any expired collective bargaining agreements whose terms remain in force, in whole or in part, with respect to such employees (the “SBS CBAs”). Except as otherwise set forth in the SBS CBAs, neither SBS nor any SBS Subsidiary, as of the date of this Agreement, has entered into any agreement, arrangement, understanding or Contract, whether written or oral, with any labor organization or other employee representative body which would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them). Since January 1, 2012, neither SBS nor any SBS Subsidiary has implemented any facility closing or layoff of employees requiring notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”).

(b) SBS and the SBS Subsidiaries are and since January 1, 2012, have been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. To the Knowledge of SBS, all employees of SBS and the SBS Subsidiaries are properly classified under the Fair Labor Standards Act and state and local wage and hour Laws in all material respects. There are no material Proceedings against SBS or the SBS Subsidiaries or, to the Knowledge of SBS, threatened to be brought or filed, by or with any Governmental Entity in connection with the employment of any current or former applicant, employee, consultant or independent contractor of SBS or any SBS Subsidiary including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws. Since January 1, 2012, neither SBS nor any SBS Subsidiary has been the subject of any audit, investigation or enforcement action by any Governmental Entity with respect to compliance with immigration Laws.

Section 3.20 Customers and Suppliers.

(a) Section 3.20(a) of the SBS Disclosure Letter sets forth an accurate and complete list of each customer that, in the year ended December 31, 2014 was one of the 20 largest sources of revenues for SBS and its Subsidiaries, based on amounts paid or payable (each, a “SBS Significant Customer”). As of the date hereof, none of SBS or any of its Subsidiaries has any outstanding material disputes with an SBS Significant Customer other than in the ordinary course of business consistent with past practice, and neither SBS nor any of its Subsidiaries has received notice of the intention of an SBS Significant Customer to materially reduce the scale of the business conducted with SBS or its Subsidiaries or to terminate or materially modify any existing material Contract with SBS and its Subsidiaries.

(b) Section 3.20(b) of the SBS Disclosure Letter sets forth an accurate and complete list of each supplier or other service provider of SBS and its Subsidiaries that was one of the 20 largest suppliers of goods and services thereto, based on amounts payable to such suppliers for the year ended December 31, 2014 (each a “SBS Significant Supplier”). As of the date hereof, neither SBS nor any of its Subsidiaries has received any notice of the intention of an SBS Significant Supplier not to continue as a supplier of SBS and its Subsidiaries or to terminate or materially modify existing Contracts with SBS and its Subsidiaries.

Section 3.21 Takeover Provisions. No state anti-takeover statute or regulation (including Section 203 of the DGCL), nor any takeover-related provision in the SBS Certificate or SBS By-laws, is applicable to SBS, BMHC, this Agreement, the Ancillary Agreements or the Merger that would (i) prohibit or restrict the ability of SBS to perform its obligations under this Agreement, the Ancillary Agreements or the Certificate of Merger, or its ability to consummate the Merger or the other transactions contemplated hereby, (ii) have the effect of invalidating or voiding this Agreement, the Ancillary Agreements or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject BMHC to any impediment or condition in connection with the exercise of any of its rights under this Agreement, the Ancillary Agreements or the Certificate of Merger.

Section 3.22 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Barclays Capital Inc. (the “SBS Financial Advisor”), the fees and expenses of which will be paid by SBS, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of SBS. SBS has furnished to BMHC true and complete copies of all agreements between or among SBS and/or its Subsidiaries and the SBS Financial Advisor relating to the Merger or any of the other transactions contemplated by this Agreement.

Section 3.23 Opinion of Financial Advisor. The SBS Board has received an oral opinion from the SBS Financial Advisor, to be confirmed in writing (with a copy provided, only for informational purposes, to BMHC promptly upon receipt by SBS), to the effect that, as of the date of this Agreement and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio to be paid in the Merger by SBS is fair to SBS from a financial point of view.

Section 3.24 Insurance. Each of SBS and the SBS Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each material insurance policy of SBS or any SBS Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and neither SBS nor any of the SBS Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy and the aggregate coverage that continues to be available under each such policy is not materially less than the original aggregate coverage available under such policy. As of the date of this Agreement, there is no claim by SBS or any of the SBS Subsidiaries pending under any such policies that (a) to the Knowledge of SBS, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice, or (b) if not paid would be material to SBS.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III, BMHC acknowledges that none of SBS, the SBS Subsidiaries or any other Person on behalf of SBS makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of BMHC

BMHC represents and warrants to SBS that the statements contained in this ARTICLE IV are true and correct except as set forth in the disclosure letter delivered by BMHC to SBS at or before the execution and delivery by BMHC of this Agreement (the “BMHC Disclosure Letter”). The BMHC Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this ARTICLE IV, and the disclosure in any section shall be deemed to qualify other sections in this ARTICLE IV to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections; provided that disclosure of any fact, circumstance or information shall be deemed to be disclosed on Section 4.03(a) or Section 4.08 of the BMHC Disclosure Letter only if expressly set forth thereon, without cross references.

Section 4.01 Organization, Standing and Power. Each of BMHC and each of its Subsidiaries (the “BMHC Subsidiaries”) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the BMHC Subsidiaries, where the failure to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a BMHC Material Adverse Effect. Each of BMHC and the BMHC Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted in all material respects (the “BMHC Permits”). Each of BMHC and the BMHC Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a BMHC Material Adverse Effect. BMHC has delivered or made available to SBS, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of BMHC in effect as of the date of this Agreement (the “BMHC Certificate”) and the amended and restated by-laws of BMHC in effect as of the date of this Agreement (the “BMHC By-laws”).

Section 4.02 BMHC Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each BMHC Subsidiary have been validly issued and are fully paid and nonassessable and are owned by BMHC, by another BMHC Subsidiary or by BMHC and another BMHC Subsidiary, free and clear of all Liens, except for Liens related to indebtedness reflected in the BMHC Financial Statements or that are otherwise not material, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws. Section 4.02(a) of the BMHC Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the BMHC Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the BMHC Subsidiaries, neither BMHC nor any BMHC Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity. No BMHC Subsidiary owns any shares of capital stock or other equity securities of BMHC.

Section 4.03 Capital Structure. (a) The authorized capital stock of BMHC consists of 200,000,000 shares of BMHC Common Stock. At the close of business on June 1], 2015, (i) 74,742,106 shares of BMHC Common Stock were issued and outstanding, (ii) 847,768 shares of BMHC Common Stock were issuable upon vesting and settlement of outstanding BMHC Time-Vesting Restricted Stock Units, (iii) 300,500 shares of BMHC Common Stock were issuable upon vesting and settlement of outstanding BMHC Performance-Vesting Restricted Stock Units (assuming achievement of applicable performance goals at maximum), (iv) 786,666 shares of BMHC Common Stock were held by BMHC in its treasury and (v) 1,710,844 shares of BMHC Common Stock were reserved and available for issuance pursuant to the BMHC Stock Plans. Section 4.03(a) of the BMHC Disclosure Letter contains a correct and complete list, as of June 1, 2015, of the BMHC Time-Vesting Restricted Stock Units and BMHC Performance-Vesting Restricted Stock Units issued and outstanding under the BMHC Stock Plans or otherwise, including the applicable BMHC Stock Plan pursuant to which such award was issued, holder, type of award, date of grant, exercise price, number of BMHC Common Stock and vesting schedule. Except as set forth in this Section 4.03(a), at the close of business on June 1, 2015, no shares of capital stock or voting securities of, or other equity interests in, BMHC were issued, reserved for issuance or outstanding.

(b) All outstanding shares of BMHC Common Stock are, and, at the time of issuance, all such shares that may be issued upon the settlement of BMHC Restricted Stock Units or pursuant to the BMHC Stock Plans will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the BMHC Certificate, the BMHC By-laws or any Contract to which BMHC is a party or otherwise bound. Except as set forth above in this Section 4.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of BMHC or any BMHC Subsidiary to issue, transfer, dispose of, redeem, repurchase, acquire, deliver or sell, or cause to be issued, transferred, disposed of, redeemed, repurchased, acquired, delivered or sold, (x) any capital stock of BMHC or any BMHC Subsidiary or any securities of BMHC or any BMHC Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, BMHC or any BMHC Subsidiary, (y) any warrants, calls, options, restricted or performance stock units, or other rights to acquire from BMHC or any BMHC Subsidiary, or any other obligation of BMHC or any BMHC Subsidiary to issue, transfer, dispose of, redeem, repurchase, acquire, deliver or sell, or cause to be issued, transferred, disposed of, redeemed, repurchased, acquired, delivered or sold, any capital stock or voting securities of, or other equity interests in, BMHC or any BMHC Subsidiary or (z) any stock appreciation right, phantom stock or any rights issued by or other obligations of BMHC or any BMHC Subsidiary that are linked in any way to the price of any class of BMHC capital stock or any shares of capital stock of any BMHC Subsidiary, the value of BMHC, any BMHC Subsidiary or any part of BMHC or any BMHC Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of BMHC or any BMHC Subsidiary (collectively, “Contingent BMHC Equity”). From the close of business on June 1, 2015 to the date of this Agreement, there have been no issuances by BMHC of shares of capital stock or voting securities of, or Contingent BMHC Equity in, BMHC other than the issuance of BMHC Common Stock upon the conversion of BMHC Restricted Stock Units outstanding at the close of business on June 1, 2015 and in accordance with their terms in effect at such time. Except for acquisitions, or deemed acquisitions, of BMHC Common Stock or other equity securities of BMHC in connection with (i) required tax withholding in connection with vesting and/or settlement of BMHC Restricted Stock Units and (ii) forfeitures of BMHC Restricted Stock Units, there are not any outstanding obligations of BMHC or any of the BMHC Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of BMHC or any BMHC Subsidiary or any Contingent BMHC Equity.

(c) There are no bonds, debentures, notes or other Indebtedness of BMHC or any BMHC Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of BMHC may vote (“BMHC Voting Debt”). Except for the Ancillary Agreements, neither BMHC nor any of the BMHC Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, BMHC. Except for the Ancillary Agreements, neither BMHC nor any of the BMHC Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of BMHC or any of the BMHC Subsidiaries.

Section 4.04 Authority; Execution and Delivery; Enforceability. BMHC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, solely in the case of the Merger, to the receipt of the BMHC Stockholder Approval. The board of directors of BMHC (the “BMHC Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of BMHC was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of BMHC and its stockholders, (iii) declaring this Agreement and the transactions contemplated herein advisable, (iv) recommending that BMHC’s stockholders adopt this Agreement, and (v) directing that this Agreement be submitted to BMHC’s stockholders for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the adoption of this Agreement by the affirmative vote or written consent of the holders of a majority of the outstanding shares of BMHC Common Stock entitled to vote at a BMHC stockholders meeting (the “BMHC Stockholder Approval”), no other corporate actions on the part of BMHC are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the

Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). BMHC has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by SBS, this Agreement constitutes a legal, valid and binding obligation of BMHC, enforceable against it in accordance with its terms subject to the Bankruptcy and Equity Exception.

Section 4.05 No Conflicts; Consents. (a) The execution and delivery by BMHC of this Agreement does not, and the performance by BMHC of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties, rights or assets of BMHC or any BMHC Subsidiary under, or require any consent or approval by, or any notice to, any Person under any provision of (i) the BMHC Certificate, the BMHC By-laws or the comparable charter or organizational documents of any BMHC Subsidiary (assuming that the BMHC Stockholder Approval is obtained), (ii) any Contract to which BMHC or any BMHC Subsidiary is a party or by which any of their respective properties or assets is bound or any BMHC Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case, applicable to BMHC or any BMHC Subsidiary or their respective properties or assets (assuming that the BMHC Stockholder Approval is obtained), other than, (A) in the case of clause (ii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a BMHC Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” shall not be excluded in determining whether a BMHC Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger, and (B) in the case of clause (iii) above, matters that are not material to BMHC and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to BMHC or any BMHC Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy/Consent Solicitation Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which SBS and BMHC are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the Merger Consideration and (vi) such other matters that, individually or in the aggregate, are not material to BMHC and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.06 Financial Statements; Undisclosed Liabilities. (a) Set forth on Schedule 4.06 is a copy of (i) the audited consolidated balance sheets of BMHC and the BMHC Subsidiaries at and as of December 31, 2014, 2013 and 2012 and the related audited consolidated statements of income, cash flows and stockholder’s equity of BMHC and the BMHC Subsidiaries for the years ended December 31, 2014, 2013 and 2012 (in each case, including the related notes and schedules, where applicable) (the “BMHC Audited Financial Statements”) and (ii) an unaudited, consolidated balance sheet of BMHC and the BMHC Subsidiaries as of March 31, 2015, and the related statements of income, cash flows and stockholder’s equity of BMHC and the BMHC Subsidiaries for the interim period then ended (the “BMHC Unaudited Financial Statements” and, together with the BMHC Audited Financial Statements, the “BMHC Financial Statements”).

(b) Except as described in the notes thereto, the BMHC Financial Statements (i) present fairly, in all material respects, the consolidated financial position and the consolidated results of operations of BMHC and the BMHC Subsidiaries as of and for the periods presented therein (subject, in the case of the BMHC Unaudited Financial Statements, to the absence of footnotes and to normally recurring and non-material year-end adjustments), (ii) have been prepared from the accounting books and records of BMHC and the BMHC Subsidiaries and (iii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, except as may be indicated in the notes thereto and except, in the case of the BMHC Unaudited Financial Statements, for the absence of footnotes and subject to normally recurring and non-material year-end adjustments. No financial statements of any Person other than BMHC and its consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of BMHC. The books and records of BMHC and the BMHC Subsidiaries are true and correct in all material respects.

(c) Except (i) as reflected or reserved against in BMHC’s consolidated audited balance sheet as of December 31, 2014 (or the notes thereto), (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2014, and (iii) for liabilities incurred in connection with or contemplated by this Agreement, neither BMHC nor any BMHC Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a BMHC Material Adverse Effect.

(d) BMHC maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of BMHC’s properties or assets.

(e) To the Knowledge of BMHC, BMHC has no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect BMHC’s ability to record, process, summarize and report financial information. BMHC does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in BMHC’s internal control over financial reporting. To the Knowledge of BMHC, no executive officer or director of BMHC has received or otherwise had or obtained knowledge of, and to the Knowledge of BMHC, no auditor, accountant, or representative of BMHC has provided written notice to BMHC or any executive officer or director of, any substantive complaint or allegation that BMHC or any of its Subsidiaries has engaged in improper accounting practices. To the Knowledge of BMHC, no attorney representing BMHC or any of the Subsidiaries of BMHC has reported to the BMHC Board or any committee thereof or to any current director or executive officer of BMHC evidence of a material violation of United States or other securities Laws or breach of fiduciary duty by BMHC or any of its executive officers or directors.

(f) Neither BMHC nor any of the BMHC Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance-sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among BMHC and any of the BMHC Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, BMHC or any of the Subsidiaries of BMHC in the BMHC Financial Statements.

(g) Since January 1, 2012, none of BMHC, BMHC’s independent accountants, the BMHC Board or the audit committee of the BMHC Board has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of BMHC, (y) “material weakness” in the internal controls over financial reporting of BMHC or (z) fraud, whether or not material, that involves management or other employees of BMHC who have a significant role in the internal controls over financial reporting of BMHC.

(h) Neither BMHC nor any of the BMHC Subsidiaries is, or has at any time since January 1, 2014, been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.07 Information Supplied. None of the information supplied or to be supplied by BMHC for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy/Consent Solicitation Statement will, at the date it is first mailed to each of SBS’s stockholders and BMHC’s stockholders or at the time of the SBS Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy/Consent Solicitation Statement will comply as to form in all material respects with the requirements of the DGCL and the Exchange Act and the rules and regulations thereunder, except that no representation is made by BMHC with respect to statements made or incorporated by reference therein based on information supplied by SBS for inclusion or incorporation by reference therein.

Section 4.08 Absence of Certain Changes or Events. Since January 1, 2015, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a BMHC Material Adverse Effect. From January 1, 2015, to the date of this Agreement, each of BMHC and the BMHC Subsidiaries has conducted its respective business in the ordinary course in all material respects.

Section 4.09 Taxes. (a) Each of BMHC and each BMHC Subsidiary has timely filed, taking into account any valid extensions, all income Tax Returns and all other material Tax Returns required to have been filed by them, and such Tax Returns are true, correct and complete in all material respects. Each of BMHC and each BMHC Subsidiary has paid all material Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved for in the BMHC Financial Statements. No deficiency for any material Tax has been asserted or assessed by a taxing authority against BMHC or any BMHC Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) Neither BMHC nor any BMHC Subsidiary (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (A) exclusively between or among BMHC and wholly owned BMHC Subsidiaries or (B) the principal purpose of which is unrelated to Taxes) or (ii) has any liability for the Taxes of any Person other than BMHC or another BMHC Subsidiary pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of Law.

(c) Within the past three years, neither BMHC nor any BMHC Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d) Neither BMHC nor any BMHC Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(e) No written claim has been made within the past three years by a Governmental Entity in a jurisdiction where BMHC or any BMHC Subsidiary does not file Tax Returns that BMHC or such BMHC Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction.

(f) Neither BMHC nor any BMHC Subsidiary has taken or agreed to take any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(g) Neither BMHC nor any BMHC Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither BMHC nor any BMHC Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

Section 4.10 Benefits Matters; ERISA Compliance. (a) Section 4.10(a) of the BMHC Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying any material BMHC Benefit Plan. BMHC has delivered or made available to SBS, to the extent applicable, true and complete copies of (i) all material BMHC Benefit Plans (and all amendments thereto) or, in the case of any unwritten material BMHC Benefit Plan, a written description thereof, (ii) the most recent annual report on Form 5500 (other than Schedule SSA thereto) filed with the IRS with respect to each material BMHC Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material BMHC Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any BMHC Benefit Plan and (v) the most recent financial statements and actuarial reports for each BMHC Benefit Plan (if any). For purposes of this Agreement, “BMHC Benefit Plans” means, collectively (i) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), other than any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “BMHC Multiemployer Plan”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of BMHC or any BMHC Subsidiary or to any spouse or dependent of any of the foregoing and (ii) all employment, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements (including collective bargaining agreements) between BMHC or any BMHC Subsidiary and any current or former directors, officers, employees or consultants of BMHC or any BMHC Subsidiary and any other employee benefit plan, program, policy or agreement maintained, sponsored or contributed to by BMHC or any BMHC Subsidiary, or with respect to which BMHC or any BMHC Subsidiary has any liability or contingent liability.

(b) All BMHC Benefit Plans which are intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters or opinion letters from the IRS to the effect that the form of such BMHC Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of BMHC, has revocation been threatened, nor has any such BMHC Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification or materially increase its costs.

(c) (i) No BMHC Benefit Plan which is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 or 430 of the Code or Section 4971 of the Code (a “BMHC Pension Plan”) had, as of the respective last annual valuation date for each such BMHC Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to SBS, (ii) none of the BMHC Pension Plans either (A) has an “accumulated funding deficiency” or (B) has failed to meet any “minimum funding standards”, as applicable (under Section 302 or 303 of ERISA or Section 412 or 430 of the Code), whether or not waived, (iii) none of BMHC, any BMHC Subsidiary, any officer of BMHC or any BMHC Subsidiary or any of the BMHC Benefit Plans which are subject to ERISA, including the BMHC Pension Plans, any trust created thereunder or, to the Knowledge of BMHC, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject BMHC, any BMHC Subsidiary or any officer of BMHC or any BMHC Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iv) no BMHC Pension Plans and trusts have been terminated, nor is there any intention or expectation to terminate any BMHC Pension Plans and trusts, (v) no BMHC Benefit Plans and trusts are the subject of any Proceeding by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of any BMHC Benefit Plan or trust, (vi) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any BMHC Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived and (vii) neither BMHC nor any BMHC Subsidiary has, or within the past six years had, contributed to, been required to contribute to, or has any liability or potential liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any BMHC Multiemployer Plan. Section 4.10(c) of the BMHC Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying each BMHC Multiemployer Plan and each BMHC Pension Plan.

(d) With respect to each BMHC Benefit Plan that is an employee welfare benefit plan, such BMHC Benefit Plan (including any BMHC Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of BMHC or the BMHC Subsidiaries or terminated, in each case, without material liability to BMHC and the BMHC Subsidiaries on or at any time after the Effective Time.

(e) No BMHC Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f) (i) Each BMHC Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in all material respects in accordance with its terms, the terms of any applicable collective bargaining agreement and is in compliance with ERISA, the Code and all other Laws applicable to such BMHC Benefit Plan and (ii) BMHC and each of the BMHC Subsidiaries is in compliance in all material respects with ERISA, the Code and all other Laws applicable to the BMHC Benefit Plans.

(g) There are no pending or, to the Knowledge of BMHC, threatened claims by or on behalf of any participant in any of the BMHC Benefit Plans, or otherwise involving any such BMHC Benefit Plan or the assets of any BMHC Benefit Plan, other than routine claims for benefits.

(h) None of the execution and delivery of this Agreement, the obtaining of the BMHC Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of BMHC or any of the BMHC Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any BMHC Benefit Plan or (C) result in any breach or violation of, default under or limit BMHC’s right to amend, modify or terminate any BMHC Benefit Plan. Neither BMHC nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(i) All contributions required to be made to any BMHC Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any BMHC Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the BMHC Financial Statements. Each BMHC Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(j) There does not now exist, nor, to the Knowledge of BMHC, do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of BMHC or any BMHC Subsidiary following the Closing exclusive of any Controlled Group Liability related to SBS or any SBS Subsidiary becoming part of the Combined Company. Without limiting the generality of the foregoing, neither BMHC nor any BMHC Subsidiary, nor any of their respective ERISA Affiliates, has engaged in any transaction described in (i) Section 4069 of ERISA or (ii) Section 4204 or 4212 of ERISA with respect to any BMHC Multiemployer Plans.

(k) All BMHC Benefit Plans subject to the Laws of any jurisdiction outside the United States (i) have been maintained, funded and administered in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 4.11 Litigation. There is no Proceeding pending or, to the Knowledge of BMHC, threatened against BMHC or any BMHC Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a BMHC Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of BMHC, investigation by any Governmental Entity involving BMHC or any BMHC Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a BMHC Material Adverse Effect. Section 4.11 of the BMHC Disclosure Letter sets forth a list, as of the date hereof, of each Proceeding pending or, to the Knowledge of BMHC, threatened against BMHC or any BMHC Subsidiary or any of their respective properties or assets that would reasonably be expected to result in damages (net of insurance and expected payments from third-parties under applicable indemnities) exceeding $1,000,000. On January 4, 2010, the U.S. Bankruptcy Court for the District of Delaware entered an order discharging all claims that existed (whether filed or that could have been filed) on or before January 4, 2010 against BMHC or any of the BMHC Subsidiaries.

Section 4.12 Compliance with Applicable Laws. BMHC and the BMHC Subsidiaries are and have been since January 1, 2012, in compliance in all material respects with all applicable Laws and material BMHC Permits. To the Knowledge of BMHC, no allegation or Proceeding by or before any Governmental Entity is pending or threatened alleging that BMHC or a BMHC Subsidiary is not in compliance in all material respects with any applicable Law or material BMHC Permit or which challenges or questions the validity of any rights of the holder of any material BMHC Permit. All material BMHC Permits are in full force and effect, no material default (with or without notice, lapse of time or both) has occurred under any such BMHC Permit and none of BMHC or the BMHC Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such BMHC Permit. BMHC and the BMHC Subsidiaries are in compliance in all material respects with the FCPA and any other United States and foreign Laws concerning corrupt payments. Since January 1, 2012, neither BMHC nor any BMHC Subsidiary has been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by BMHC of the FCPA or any other U.S. or foreign Laws concerning corrupt payments. This section does not relate to Tax matters, employee benefits matters or environmental matters, which are the subjects of Sections 4.09, 4.10 and 4.13, respectively. Since January 1, 2012, neither BMHC nor any BMHC Subsidiary has been the subject of any audit, investigation or enforcement action by any Governmental Entity in connection with any Contract to which any Governmental Entity is a party. Neither BMHC nor any BMHC Subsidiary has been debarred, suspended or otherwise made ineligible from doing business with the United States government or any government contractor.

Section 4.13 Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a BMHC Material Adverse Effect:

(a) BMHC and the BMHC Subsidiaries are and have been since January 1, 2012 in compliance with all Environmental Laws, and neither BMHC nor any BMHC Subsidiary has received any written communication from a Governmental Entity or other Person that alleges that BMHC or any BMHC Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(b) BMHC and the BMHC Subsidiaries have obtained and are and have been since January 1, 2012 in compliance with all Permits issued pursuant to any Environmental Law applicable to BMHC, the BMHC Subsidiaries and the BMHC Properties and all such Permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement (it being agreed that for purposes of this Section 4.13(a)(ii), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” shall not be excluded in determining whether a BMHC Material Adverse Effect has occurred or would reasonably be expected to occur);

(c) there are no Environmental Claims pending or, to the Knowledge of BMHC, threatened against BMHC or any of the BMHC Subsidiaries;

(d) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against BMHC or any of the BMHC Subsidiaries or against any Person whose liabilities for such Environmental Claims BMHC or any of the BMHC Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(e) neither BMHC nor any of the BMHC Subsidiaries has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against BMHC or any of the BMHC Subsidiaries.

(f) Notwithstanding any other provision of this Agreement, this Section 4.13 sets forth the sole representations and warranties of BMHC in this Agreement with respect to environmental matters, including (i) compliance by BMHC and the BMHC Subsidiaries with Environmental Laws and (ii) Environmental Claims.

Section 4.14 Contracts.

(a) Section 4.14 of the BMHC Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and BMHC has made available to SBS true and complete copies, of (i) each agreement, Contract, understanding, or undertaking to which BMHC or any of the BMHC Subsidiaries is a party that restricts in any material respect the ability of BMHC or its Affiliates to compete in any business or with any Person in any geographical area, or that includes “most favored nations,” exclusive relations or non-solicitation clauses (excluding customary provisions for non-solicitation of employees entered into in commercial contracts in the ordinary course of business), (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of BMHC or any of the BMHC Subsidiaries in excess of $500,000 is outstanding or may be incurred, other than any such agreement between or among BMHC and the wholly owned BMHC Subsidiaries and trading liabilities in the ordinary course of business, (iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which BMHC or any of the BMHC Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the BMHC Subsidiaries, in each case material to BMHC and the BMHC Subsidiaries, taken as a whole, (iv) each indemnification, employment, consulting or other material agreement, Contract, understanding or undertaking with (x) any member of the BMHC Board or (y) any executive officer of BMHC, (v) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by

BMHC or any of the BMHC Subsidiaries of any material business or any material amount of assets other than in the ordinary course of business with obligations of SBS or the SBS Subsidiaries remaining to be performed or liabilities continuing after the date of this Agreement, (vi) each material hedge, collar, option, forward purchasing, swap, derivative or similar agreement, Contract, understanding or undertaking, (vii) each agreement, Contract, understanding or undertaking requiring any capital commitment or capital expenditure (or series of capital expenditures) by BMHC and the BMHC Subsidiaries in an amount in excess of $500,000 and (viii) each agreement, Contract, understanding or undertaking (other than leases of real property) under which BMHC and the BMHC Subsidiaries are obligated to make or receive payments in the future in excess of $1,000,000 during the life of such agreement, Contract, understanding or undertaking, in each case, other than those Contracts terminable by BMHC or any of the BMHC Subsidiaries on no more than 60 days’ notice without liability or financial obligation to BMHC or any of the BMHC Subsidiaries. Each agreement, understanding or undertaking of the type described in this Section 4.14(a) is referred to herein as a “BMHC Material Contract”.

(b) Except for the matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a BMHC Material Adverse Effect (it being agreed that for purposes of this Section 4.14(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” shall not be excluded in determining whether a BMHC Material Adverse Effect has occurred or would reasonably be expected to occur), (i) each BMHC Material Contract (including, for purposes of this Section 4.14(b), any Contract entered into after the date of this Agreement that would have been a BMHC Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of BMHC or one of the BMHC Subsidiaries, as the case may be, and, to the Knowledge of BMHC, of the other parties thereto, except, in each case, subject to the Bankruptcy and Equity Exception, (ii) each such BMHC Material Contract is in full force and effect, (iii) there is no breach or default under any BMHC Material Contract either by BMHC or any BMHC Subsidiary party thereto or, to the Knowledge of BMHC, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by BMHC or any BMHC Subsidiary party thereto or, to the Knowledge of BMHC, any other party thereto, and (iv) neither BMHC nor any BMHC Subsidiary has received written notice of termination or cancellation of any BMHC Material Contract, and no party to any BMHC Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto or of any dispute with respect to any BMHC Material Contract.

Section 4.15 Properties. (a) BMHC and each BMHC Subsidiary has good and valid title to, or good and valid leasehold interests in, or other right to use, all their respective material properties and assets (the “BMHC Properties”), free and clear of all Liens, except for Permitted Liens. The BMHC Properties are, taken as a whole, adequate and sufficient, and in satisfactory condition, to support the operations of BMHC and the BMHC Subsidiaries as presently conducted. Neither BMHC nor any BMHC Subsidiary has leased or otherwise granted to any Person the right to use or occupy the BMHC Properties owned by BMHC or a BMHC Subsidiary (the “Owned BMHC Properties”). Other than the rights set forth pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such

Owned BMHC Properties or any portion thereof or interest therein. This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b) BMHC and each of the BMHC Subsidiaries has complied in all material respects with the terms of all leases, subleases and licenses entitling it to the use of real property owned by third parties (“BMHC Leases”), and all BMHC Leases are legal, valid, binding, in full force and effect and enforceable, subject to the Bankruptcy and Equity Exception. Section 4.15(b) of the BMHC Disclosure Letter sets forth the address of and expiration date for each of the BMHC Leases. BMHC has delivered to SBS a true and complete copy of each BMHC Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto), and in the case of any oral lease that is material, a written summary of the material terms of such lease. BMHC and each BMHC Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the BMHC Leases, except for (i) such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material properties and assets to which they relate in the conduct of BMHC and BMHC Subsidiaries as presently conducted and (ii) failures to have such possession of immaterial properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a BMHC Material Adverse Effect. Neither BMHC nor any of the BMHC Subsidiaries nor, to the Knowledge of BMHC, any other party to each BMHC Lease is in material breach or default under such lease and neither BMHC nor any of the BMHC Subsidiaries has Knowledge of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any material BMHC Lease. Neither BMHC nor any BMHC Subsidiary has collaterally assigned or granted any other security interest in such BMHC Leases or any interest therein.

Section 4.16 Intellectual Property. BMHC and the BMHC Subsidiaries own or have the right to use all Intellectual Property Rights that are used or held for use in and material to the continued operation of their business as presently conducted. No actions, suits or other Proceedings are pending or, to the Knowledge of BMHC , threatened in writing against BMHC or any of the BMHC Subsidiaries that (i) allege that BMHC or any of the BMHC Subsidiaries is infringing, misappropriating or otherwise violating Intellectual Property Rights of any other Person, or (ii) challenge the use, ownership, enforceability, validity, patentability or registrability of any material Intellectual Property Rights owned by BMHC or any BMHC Subsidiaries. None of the material Intellectual Property Rights owned by BMHC or any BMHC Subsidiaries is subject to any outstanding consent, settlement, ruling, injunction or other outstanding order of any Governmental Entity adversely affecting BMHC’s ownership, use or disposition thereof or any rights with respect thereto. To the Knowledge of BMHC, (A) neither BMHC nor any of the BMHC Subsidiaries nor the conduct of their respective businesses as presently conducted is infringing, misappropriating or otherwise violating any Intellectual Property Rights of any other Person and (B) no Person is infringing, misappropriating or otherwise violating any material Intellectual Property Rights owned by BMHC or any of the BMHC

Subsidiaries. Since January 1, 2012, no prior or current employee or officer or prior or current licensee, consultant or contractor of BMHC or any of the BMHC Subsidiaries has asserted or, to the Knowledge of BMHC, has any ownership in any material Intellectual Property Rights purported to be owned, or that are used or held for use, by BMHC or any of the BMHC Subsidiaries in the operation of their respective businesses. BMHC and the BMHC Subsidiaries take commercially reasonable actions, including those common in the industry, to maintain and protect their material confidential information and other material Intellectual Property Rights (including the secrecy, confidentiality and value of their trade secrets), and use commercially reasonable efforts to protect and maintain their information technology systems, including the data stored therein, and to provide for the continuity, integrity, and security thereof, as well as the back-up and recovery of data stored therein.

Section 4.17 Product Liability and Warranty. Section 4.17 of the BMHC Disclosure Letter sets forth the standard warranties offered by BMHC and the BMHC Subsidiaries (excluding pass-through manufacturer’s warranties) for all services provided by, and all products manufactured, sold, leased or delivered by, BMHC and the BMHC Subsidiaries, it being understood that customer warranties routinely supersede the standard warranties offered by BMHC and the BMHC Subsidiaries. Since January 1, 2012, to the Knowledge of BMHC, neither BMHC nor any of the BMHC Subsidiaries has taken any action, nor has any event or series of actions occurred, which is reasonably likely to give rise to a material increase in product warranty claims from BMHC’s historical experience.

Section 4.18 Affiliate Transactions. There are no agreements, Contracts, understandings or undertakings between BMHC or any BMHC Subsidiary, on the one hand, and any Affiliate of BMHC, on the other hand (other than the BMHC Subsidiaries), that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act (collectively, “BMHC Affiliate Transactions”).

Section 4.19 Labor Matters.

(a) As of the date of this Agreement, Section 4.19 of the BMHC Disclosure Letter sets forth a true and complete list of all collective bargaining or other Contracts with any labor organization applicable to any employees of BMHC or any of the BMHC Subsidiaries. To the Knowledge of BMHC, no labor organization, employee representative or group of employees of BMHC or any BMHC Subsidiary has made a demand for recognition or certification or engaged in any union organizing or decertification activities since January 1, 2012, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other Governmental Entity. To the Knowledge of BMHC, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts or other material labor disputes pending or threatened against or involving BMHC or any BMHC Subsidiary, and no such material disputes have occurred since January 1, 2012. None of BMHC or any of the BMHC Subsidiaries has breached or otherwise failed to comply in any material respect with any provision of any collective bargaining agreement or other Contract with any labor organization applicable to any employees of BMHC or any of the BMHC Subsidiaries. There are no material grievances, arbitrations, charges or complaints outstanding or, to the Knowledge of BMHC, threatened. BMHC has made available to SBS true and complete copies of all collective bargaining agreements and other Contracts with any labor organization (including all amendments thereto) applicable to any employees of BMHC or any BMHC Subsidiary, including any expired collective bargaining agreements whose terms remain in force, in whole or in part, with respect to such employees (the “BMHC CBAs”). Except as otherwise set forth in the BMHC CBAs, neither BMHC nor any BMHC Subsidiary as of the date of this Agreement, has entered into any agreement, arrangement, understanding or Contract, whether written or oral, with any labor organization or other employee representative body which would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them). Since January 1, 2012, neither BMHC nor any BMHC Subsidiary has implemented any facility closing or layoff of employees requiring notice under the WARN Act.

(b) BMHC and the BMHC Subsidiaries are and since January 1, 2012, have been in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. To the Knowledge of BMHC, all employees of BMHC and the BMHC Subsidiaries are properly classified under the Fair Labor Standards Act and state and local wage and hour Laws in all material respects. There are no material Proceedings against BMHC or the BMHC Subsidiaries or, to the Knowledge of BMHC, threatened to be brought or filed, by or with any Governmental Entity in connection with the employment of any current or former applicant, employee, consultant or independent contractor of BMHC or any BMHC Subsidiary including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws. Since January 1, 2012, neither BMHC nor any BMHC Subsidiary has been the subject of any audit, investigation or enforcement action by any Governmental Entity with respect to compliance with immigration Laws.

Section 4.20 Customers and Suppliers.

(a) Section 4.20(a) of the BMHC Disclosure Letter sets forth an accurate and complete list of each customer that, in the year ended December 31, 2014 was one of the 20 largest sources of revenues for BMHC and its Subsidiaries, based on amounts paid or payable (each, a “BMHC Significant Customer”). As of the date hereof, none of BMHC or any of its Subsidiaries has any outstanding material disputes with a BMHC Significant Customer other than in the ordinary course of business consistent with past practice, and neither BMHC nor any of its Subsidiaries has received notice of the intention of a BMHC Significant Customer to materially reduce the scale of the business conducted with BMHC or its Subsidiaries or to terminate or materially modify any existing material Contract with BMHC and its Subsidiaries.

(b) Section 4.20(b) of the BMHC Disclosure Letter sets forth an accurate and complete list of each supplier or other service provider of BMHC and its Subsidiaries that was one of the 20 largest suppliers of goods and services thereto, based on the amounts payable to such suppliers for the year ended December 31, 2014 (each a “BMHC Significant Supplier”). As of the date hereof, neither BMHC nor any of its Subsidiaries has received any notice of the intention of a BMHC Significant Supplier not to continue as a supplier of BMHC and its

Subsidiaries or to terminate or materially modify existing Contracts with BMHC and its Subsidiaries.

Section 4.21 Takeover Provisions. No state anti-takeover statute or regulation (including Section 203 of the DGCL), nor any takeover-related provision in the BMHC Certificate or BMHC By-laws, is applicable to BMHC, SBS, this Agreement, the Ancillary Agreements or the Merger that would (i) prohibit or restrict the ability of BMHC to perform its obligations under this Agreement, the Ancillary Agreements or the Certificate of Merger, or its ability to consummate the Merger or the other transactions contemplated hereby, (ii) have the effect of invalidating or voiding this Agreement, the Ancillary Agreements or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject SBS to any impediment or condition in connection with the exercise of any of its rights under this Agreement, the Ancillary Agreements or the Certificate of Merger.

Section 4.22 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co. (the “BMHC Financial Advisor”), the fees and expenses of which will be paid by BMHC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of BMHC. BMHC has furnished to SBS true and complete copies of all agreements between or among BMHC and/or its Subsidiaries and the BMHC Financial Advisor relating to the Merger or any of the other transactions contemplated by this Agreement.

Section 4.23 Opinion of Financial Advisor. The BMHC Board has received an oral opinion from the BMHC Financial Advisor, to be confirmed in writing (with a copy provided, only for informational purposes, to SBS promptly upon receipt by BMHC), to the effect that, as of the date of this Agreement and subject to the assumptions and qualifications set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of BMHC Common Stock.

Section 4.24 Insurance. Each of BMHC and the BMHC Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each material insurance policy of BMHC or any BMHC Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and neither BMHC nor any of the BMHC Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy and the aggregate coverage that continues to be available under each such policy is not materially less than the original aggregate coverage available under such policy. As of the date of this Agreement, there is no claim by BMHC or any of the BMHC Subsidiaries pending under any such policies that (a) to the Knowledge of BMHC, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice, or (b) if not paid would be material to BMHC.

Section 4.25 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, SBS acknowledges that none of

BMHC, the BMHC Subsidiaries or any other Person on behalf of BMHC makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01 Conduct of Business.

(a) Conduct of Business by SBS. Except for matters set forth in the SBS Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of BMHC (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, SBS shall, and shall cause each SBS Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the SBS Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of BMHC (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, SBS shall not, and shall not permit any SBS Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned SBS Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock or any Contingent SBS Equity, other than as permitted by Section 5.01(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, SBS or any SBS Subsidiary or any Contingent SBS Equity, except for acquisitions, or deemed acquisitions, of SBS Common Stock or other equity securities of SBS in connection with (i) the payment of the exercise price of SBS Stock Options with SBS Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of SBS Stock Options, vesting and/or settlement of SBS Restricted Stock Units and vesting of SBS Restricted Stock and (iii) forfeitures of SBS Stock Options, SBS Restricted Stock Units and SBS Restricted Stock, pursuant to their terms as in effect on the date of this Agreement;

(ii) issue, deliver, sell, transfer, dispose of, redeem, repurchase, acquire, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of SBS or any SBS Subsidiary (other than the issuance of SBS Common Stock upon the exercise of SBS Stock Options or settlement of SBS Restricted Stock Units outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted as permitted by the provisions of Section

5.01(a)(ii) of the SBS Disclosure Letter), (B) any Contingent SBS Equity or (C) any SBS Voting Debt;

(iii) (A) amend the SBS Certificate or the SBS By-laws or (B) amend in any material respect the charter or organizational documents of any SBS Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or Nasdaq;

(iv) (A) grant to any current or former director or officer of SBS or any SBS Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except in the ordinary course of business consistent with past practice or to the extent required under any SBS Benefit Plan as in effect as of the date of this Agreement, (B) grant to any Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, or except to the extent required under any SBS Benefit Plan or SBS CBA or (C) enter into or adopt any material SBS Benefit Plan or amend in any material respect any material SBS Benefit Plan, except for any amendments in the ordinary course of business consistent with past practice or in order to comply with applicable Law (including Section 409A of the Code);

(v) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement) or by applicable Law;

(vi) merge or consolidate with, or directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice) if the aggregate amount of the consideration paid or transferred by SBS and the SBS Subsidiaries in connection with all such transactions would exceed $1,000,000;

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than sales of products or services, or surplus or obsolete assets, in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $1,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(a)(viii);

(viii) incur any Indebtedness, except for Indebtedness incurred pursuant to SBS’s existing revolving credit facility in the ordinary course of business consistent with past practice not to exceed $2,000,000 in the aggregate;

(ix) make, or agree or commit to make, any capital expenditures that are, in the aggregate, in excess of $2,000,000;

(x) enter into or amend any Contract, or take any other action (except as expressly permitted or contemplated by this Agreement), if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger;

(xi) implement any employee layoffs requiring notice under the WARN Act;

(xii) other than Transaction Litigation, which is addressed in Section 6.09, waive, release, assign, settle or compromise any claim or Proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages that do not exceed $1,000,000 in the aggregate for all such claims or Proceedings;

(xiii) (A) modify, amend, terminate or expressly waive any rights or claims under any SBS Material Contract (other than renewal of SBS Material Contracts that have otherwise expired pursuant to their terms in the ordinary course of business) in any respect in a manner which is materially adverse to SBS, or (B) enter into any new Contract that (i) would have been considered an SBS Material Contract if it were entered into prior to the date of this Agreement, other than in the ordinary course of business consistent with past practice in all material respects or (ii) contains a change of control or similar provision in favor of the other party or parties thereto that would require a material payment to or give rise to any material rights to such other party or parties in connection with the consummation of the Merger (including in combination with any other event or circumstances), except, in the case of clauses (A) and (B)(i), with respect to SBS Material Contracts that are (or would be) covered by Sections 3.14(b)(i) or (iii), in which case, no such action shall be taken without BMHC’s prior consent;

(xiv) make or change any material Tax elections, change any material Tax accounting method, or settle or compromise any material Tax liability or refund, other than in the ordinary course of business;

(xv) merge or consolidate SBS or any SBS Subsidiary with any other Person (provided that, for the avoidance of doubt, nothing in this Section 5.01(a)(xv) shall prohibit any SBS Subsidiary from merging or consolidating with any other SBS Subsidiary);

(xvi) make any material capital contributions or investments (including through any loans or advances) in any Person (other than SBS or any SBS Subsidiary) except for the management of the cash of SBS and the SBS Subsidiaries in all material respects in the ordinary course;

(xvii) adopt a plan or agreement of complete or partial liquidation or dissolution of SBS or any SBS Subsidiary (other than the Merger);

(xviii) make any payments to any Affiliate, other than (i) payments under existing Contracts and renewals thereof and trading relationships in the ordinary course on arms’-length terms and (ii) compensation or benefits paid to any current or former officer, employee, director or consultant of SBS or any SBS Subsidiary (subject to the restrictions set forth in clause (iv) above);

(xix) enter into any new line of business outside of its existing business; or

(xx) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(b) Conduct of Business by BMHC. Except for matters set forth in the BMHC Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of SBS (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, BMHC shall, and shall cause each BMHC Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the BMHC Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of SBS (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, BMHC shall not, and shall not permit any BMHC Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned BMHC Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock or any Contingent BMHC Equity, other than as permitted by Section 5.01(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, BMHC or any BMHC Subsidiary or any Contingent BMHC Equity, except for acquisitions, or deemed acquisitions, of BMHC Common Stock or other equity securities of BMHC in connection with (i) required tax withholding in connection with the vesting and/or settlement of BMHC Restricted Stock Units and (ii) forfeitures of BMHC Restricted Stock Units, pursuant to their terms as in effect on the date of this Agreement;

(ii) issue, deliver, sell, transfer, dispose of, redeem, repurchase, acquire, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of BMHC or any BMHC Subsidiary (other than the issuance of BMHC Common Stock upon the vesting and/or settlement of BMHC Restricted Stock Units outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted as permitted by the provisions of Section

5.01(b)(ii) of the BMHC Disclosure Letter), (B) any Contingent BMHC Equity or (C) any BMHC Voting Debt;

(iii) (A) amend the BMHC Certificate or the BMHC By-laws or (B) amend in any material respect the charter or organizational documents of any BMHC Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law;

(iv) (A) grant to any current or former director or officer of BMHC or any BMHC Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except in the ordinary course of business consistent with past practice or to the extent required under any BMHC Benefit Plan as in effect as of the date of this Agreement, (B) grant to any Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, or except to the extent required under any BMHC Benefit Plan or BMHC CBA, or (C) enter into or adopt any material BMHC Benefit Plan or amend in any material respect any material BMHC Benefit Plan, except for any amendments in the ordinary course of business consistent with past practice or in order to comply with applicable Law (including Section 409A of the Code);

(v) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement) or by applicable Law;

(vi) merge or consolidate with, or directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice) if the aggregate amount of the consideration paid or transferred by BMHC and the BMHC Subsidiaries in connection with all such transactions would exceed $1,000,000;

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than sales of products or services, or surplus or obsolete assets, in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $1,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(viii);

(viii) incur any Indebtedness, except for Indebtedness incurred pursuant to BMHC’s existing revolving credit facility in the ordinary course of business consistent with past practice not to exceed $2,000,000 in the aggregate;

(ix) make, or agree or commit to make, any capital expenditures that are, in the aggregate, in excess of $2,000,000;

(x) enter into or amend any Contract, or take any other action (except as expressly permitted or contemplated by this Agreement), if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger;

(xi) implement any employee layoffs requiring notice under the WARN Act;

(xii) other than Transaction Litigation, which is addressed in Section 6.09, waive, release, assign, settle or compromise any claim or Proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages that do not exceed $1,000,000 in the aggregate for all such claims or Proceedings;

(xiii) (A) modify, amend, terminate or expressly waive any rights or claims under any BMHC Material Contract (other than renewal of BMHC Material Contracts that have otherwise expired pursuant to their terms in the ordinary course of business) in any respect in a manner which is materially adverse to BMHC, or (B) enter into any new Contract that (i) would have been considered a BMHC Material Contract if it were entered into prior to the date of this Agreement, other than in the ordinary course of business consistent with past practice in all material respects or (ii) contains a change of control or similar provision in favor of the other party or parties thereto that would require a material payment to or give rise to any material rights to such other party or parties in connection with the consummation of the Merger (including in combination with any other event or circumstances), except, in the case of clauses (A) and (B)(i), with respect to BMHC Material Contracts that are (or would be) covered by Sections 4.14(a)(i) or (iii), in which case, no such action shall be taken without SBS’s prior consent;

(xiv) make or change any material Tax elections, change any material Tax accounting method, or settle or compromise any material Tax liability or refund, other than in the ordinary course of business;

(xv) merge or consolidate BMHC or any BMHC Subsidiary with any other Person (provided that, for the avoidance of doubt, nothing in this Section 5.01(b)(xv) shall prohibit any BMHC Subsidiary from merging or consolidating with any other BMHC Subsidiary);

(xvi) make any material capital contributions or investments (including through any loans or advances) in any Person (other than BMHC or any BMHC Subsidiary) except for the management of the cash of BMHC and the BMHC Subsidiaries in all material respects in the ordinary course;

(xvii) adopt a plan or agreement of complete or partial liquidation or dissolution of BMHC or any BMHC Subsidiary (other than the Merger);

(xviii) make any payments to any Affiliate, other than (i) payments under existing Contracts and renewals thereof and trading relationships in the ordinary course on arms’-length terms and (ii) compensation or benefits paid to any current or former officer, employee, director or consultant of BMHC or any BMHC Subsidiary (subject to the restrictions set forth in clause (iv) above);

(xix) enter into any new line of business outside of its existing business; or

(xx) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(c) Advise of Changes. SBS and BMHC shall promptly advise the other orally and in writing of any change or event that, individually or in the aggregate with all past changes and events, has had or would reasonably be expected to have a Material Adverse Effect with respect to such Person, to cause any of the conditions set forth in ARTICLE VII not to be satisfied, or to materially delay or impede the ability of such party to consummate the Closing.

Section 5.02 No Solicitation by SBS; SBS Board Recommendation.

(a) None of SBS, the SBS Board, or any of SBS’s Subsidiaries shall, nor shall SBS or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants, Affiliates or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate, induce or knowingly facilitate or encourage the submission or announcement of any SBS Acquisition Proposal, or any inquiries, proposals or offers that may reasonably be expected to lead to an SBS Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to SBS or any of its Subsidiaries or afford access to the business, properties, assets, books or records of SBS or any of its Subsidiaries to, or otherwise cooperate in any way with, assist or facilitate any Person (whether or not a Person making an SBS Acquisition Proposal) with respect to, or cooperate in any way with any Person with respect to any SBS Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to an SBS Acquisition Proposal, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow SBS or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (other than a confidentiality agreement on the terms described below) (an “Acquisition Agreement”) constituting or related to, or that is intended to or would reasonably be expected to lead to, any SBS Acquisition Proposal, or requiring, or reasonably expected to cause, SBS to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement or (iv) resolve, propose or agree to do any of the foregoing. SBS shall, and shall cause its controlled Affiliates and its and their respective Representatives to (and SBS shall use its reasonable best efforts to cause its other

Affiliates to), immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any SBS Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an SBS Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished, immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives, and, between the date hereof and the Effective Time, take such action as is reasonably necessary to enforce any “standstill” provisions or provisions of similar effect to which it is a party or of which it is a beneficiary (except that the SBS Board, or any committee thereof, may grant any waiver, amendment or release thereof if it has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02(a) by any Representative of SBS or any of its Subsidiaries or Affiliates shall constitute a breach of this Section 5.02(a) by SBS.

(b) Except in accordance with Section 5.02(c) and subject to SBS’s compliance with Section 5.02(d), neither the SBS Board nor any committee thereof shall (i) withhold, withdraw, qualify, amend or modify (or publicly propose to withhold, withdraw, qualify, amend or modify), in any manner adverse to BMHC, the approval, recommendation or declaration of advisability by the SBS Board or any committee thereof with respect to this Agreement (the “SBS Recommendation”) or fail to include the SBS Recommendation in the Proxy/Consent Solicitation Statement, (ii) adopt, approve, recommend or declare advisable, or propose or resolve to adopt, approve, recommend or declare advisable (publicly or otherwise), any SBS Acquisition Proposal or (iii) (A) take formal action or make any recommendation or public statement in connection with a tender offer or exchange offer relating to securities of SBS, other than a recommendation against such offer or a “stop, look and listen” communication by the SBS Board pursuant to Rule 14d-9(f) of the Exchange Act or (B) within ten Business Days of a tender or exchange offer relating to securities of SBS having been commenced, fail to publicly recommend against such tender or exchange offer or fail to publicly reaffirm the SBS Recommendation or (C) following the announcement by a third party of a bona fide SBS Acquisition Proposal by such third party, fail to reaffirm publicly the SBS Recommendation by the earlier to occur of five Business Days prior to the date of the SBS Stockholders Meeting (as such date may have been adjourned or postponed) and five Business Days following a request therefor by BMHC (or such shorter period as may exist between the date of the SBS Acquisition Proposal and the date of the SBS Stockholders Meeting) (any action in clause (i), (ii) or (iii) of this Section 5.02(b) being referred to as a “SBS Recommendation Change”).

(c) Notwithstanding anything in this Agreement to the contrary, but subject in each case to SBS’s compliance with Section 5.02(d), at any time prior to obtaining the SBS Stockholder Approval:

(i) SBS and its Representatives may, in response to a bona fide, written SBS Acquisition Proposal that did not result primarily from a breach of Section 5.02(a) and that the SBS Board determines in good faith after consultation with outside legal counsel and its financial advisor could reasonably be expected to result in an SBS Superior Proposal, (x) furnish information relating to SBS and its Subsidiaries, and afford access to the business, properties, assets, books and records of SBS and its Subsidiaries, to the

Person making such SBS Acquisition Proposal (and its Representatives) (provided that all such information and access being furnished has previously been provided to BMHC or is provided to BMHC prior to or substantially concurrently with the time it is provided to such Person) pursuant to a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to SBS than those contained in the Confidentiality Agreement (other than with respect to standstill provisions), and (y) engage or participate in discussions or negotiations with the Person making such SBS Acquisition Proposal regarding the terms of such SBS Acquisition Proposal and the negotiation of such terms with, and only with, the Person making such SBS Acquisition Proposal (and such Person’s Representatives);

(ii) the SBS Board may make an SBS Recommendation Change described in clause (i) of Section 5.02(b) (a “SBS Intervening Event Recommendation Change”) in connection with an SBS Intervening Event; and

(iii) the SBS Board may make an SBS Recommendation Change and SBS may terminate this Agreement pursuant to Section 8.01(f) to enter into a definitive Acquisition Agreement, in each case, with respect to a bona fide, written SBS Acquisition Proposal that did not result primarily from a breach of this Section 5.02 if the SBS Board determines in good faith after consultation with outside legal counsel and its financial advisor that such Acquisition Proposal constitutes an SBS Superior Proposal (a “SBS Superior Proposal Termination”); provided that concurrently with any such termination SBS pays the SBS Termination Fee payable pursuant to Section 8.02(a)(i) and enters into such definitive Acquisition Agreement concurrently therewith or promptly thereafter (and any purported termination in accordance with this clause (iii) shall be void and of no force or effect unless concurrently with such termination SBS pays the SBS Termination Fee payable pursuant to Section 8.02(a)(i) and otherwise complies with the provisions of this Section 5.02).

(d) SBS (and the SBS Board, SBS Subsidiaries and SBS’s Representatives) shall be entitled to take action pursuant to Section 5.02(c) only if (i) in all circumstances referred to in Section 5.02(c), the SBS Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under the Laws of the State of Delaware and (ii) in all circumstances referred to in Section 5.02(c)(ii) and Section 5.02(c)(iii), in addition to complying with clause (i) of this Section 5.02(d), prior to effecting any SBS Intervening Event Recommendation Change or SBS Superior Proposal Termination, as the case may be, (A) SBS shall notify BMHC in writing at least four Business Days prior to effecting such SBS Intervening Event Recommendation Change or SBS Superior Proposal Termination of its intention to effect such SBS Intervening Event Recommendation Change or SBS Superior Proposal Termination (which notice shall, if in connection with an SBS Intervening Event, include reasonable detail regarding the SBS Intervening Event or, if in connection with an SBS Superior Proposal Termination, include the material terms and conditions of such SBS Superior Proposal, the identity of the third party, and a copy of the most recent draft of any written agreement relating thereto (it being understood and agreed that any material amendment to the terms of such SBS Superior Proposal shall require a new notice period as contemplated hereby of at least three Business Days)), (B) during the applicable notice period contemplated by clause (A), SBS shall negotiate with BMHC in good faith (to the extent BMHC wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement such that the SBS Intervening Event Recommendation Change is no longer necessary or the SBS Superior Proposal ceases to be an SBS Superior Proposal, as applicable, and (C) at the end of such notice period, the SBS Board, taking into consideration any changes to this Agreement offered in writing by BMHC, determines in good faith, after consultation with its outside legal counsel and financial advisor, that such SBS Intervening Event continues to necessitate an SBS Intervening Event Recommendation Change or such SBS Superior Proposal continues to meet the definition of “SBS Superior Proposal” if such changes were to be given effect, as applicable, and that failure to take such action would be inconsistent with the directors’ fiduciary duties under the Laws of the State of Delaware.

(e) SBS shall promptly, and in any event within 48 hours of the receipt thereof, advise BMHC in writing of any proposals or offers with respect to an SBS Acquisition Proposal (including any request for nonpublic information from or any discussions or negotiations that are sought to be initiated or continued with SBS, the SBS Board or SBS’s Representatives with respect to any such SBS Acquisition Proposal), a copy of (or, if oral, a summary of the material terms and conditions of) any such SBS Acquisition Proposal (including any material changes thereto) and the identity of the Person making any such SBS Acquisition Proposal or requesting information or discussions. SBS shall (i) keep BMHC informed in all material respects and on a reasonably prompt basis of the status and details (including any change to the terms thereof) of any matters contemplated by this Section 5.02(e), and (ii) provide to BMHC as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between SBS or any of its Subsidiaries and any Person that describes any of the material terms or conditions of any SBS Acquisition Proposal (or, if such communications are oral, provide to BMHC a summary of the material terms and conditions of any SBS Acquisition Proposal).

(f) Nothing contained in this Section 5.02 shall be deemed to prohibit SBS or the SBS Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), so long as any action taken or statement that relates to an SBS Recommendation Change made to so comply is consistent with this Section 5.02, or (ii) issuing any “stop, look and listen” communication to the stockholders of SBS pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of SBS). For the avoidance of doubt, complying with such obligations or making such disclosure shall not in any way limit or modify the effect that any such action has under this Agreement, including whether there has been an SBS Recommendation Change.

Section 5.03 No Solicitation by BMHC; BMHC Board Recommendation.

(a) None of BMHC, the BMHC Board, or any of BMHC’s Subsidiaries shall, nor shall BMHC or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, induce or knowingly facilitate or encourage the submission or announcement of any BMHC Acquisition Proposal, or any inquiries, proposals or offers that may reasonably be expected to lead to a BMHC Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to BMHC or any of its Subsidiaries or afford access to the business, properties, assets, books or records of BMHC or any of its Subsidiaries to, or otherwise cooperate in any way with, assist or facilitate any Person (whether or not a Person making a BMHC Acquisition Proposal) with respect to, or cooperate in any way with any Person with respect to any BMHC Acquisition Proposal or any inquiry or proposal that may reasonably be expected to lead to a BMHC Acquisition Proposal, (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow BMHC or any of its Affiliates to execute or enter into, any Acquisition Agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any BMHC Acquisition Proposal, or requiring, or reasonably expected to cause, BMHC to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement or (iv) resolve, propose or agree to do any of the foregoing. BMHC shall, and shall cause its controlled Affiliates and its and their respective Representatives to (and BMHC shall use its reasonable best efforts to cause its other Affiliates to), immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any BMHC Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to a BMHC Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished, immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives, and, between the date hereof and the Effective Time, take such action as is reasonably necessary to enforce any “standstill” provisions or provisions of similar effect to which it is a party or of which it is a beneficiary (except that the BMHC Board, or any committee thereof, may grant any waiver, amendment or release thereof if it has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative of BMHC or any of its Subsidiaries or Affiliates shall constitute a breach of this Section 5.03(a) by BMHC.

(b) Except in accordance with Section 5.03(c) and subject to BMHC’s compliance with Section 5.03(d), neither the BMHC Board nor any committee thereof shall (i) withhold, withdraw, qualify, amend or modify (or publicly propose to withhold, withdraw, qualify, amend or modify), in any manner adverse to SBS, the approval, recommendation or declaration of advisability by the BMHC Board or any committee thereof with respect to this Agreement (the “BMHC Recommendation”) or fail to include the BMHC Recommendation in the Proxy/Consent Solicitation Statement, (ii) adopt, approve, recommend or declare advisable, or propose or resolve to adopt, approve, recommend or declare advisable (publicly or otherwise), any BMHC Acquisition Proposal or (iii) following the announcement by a third party of a bona fide BMHC Acquisition Proposal by such third party, fail to reaffirm publicly the BMHC Recommendation by five Business Days following a request therefor by SBS (any action in clause (i), (ii) or (iii) of this Section 5.03(b) being referred to as a “BMHC Recommendation Change”).

(c) Notwithstanding anything in this Agreement to the contrary, but subject in each case to BMHC’s compliance with Section 5.03(d), at any time prior to obtaining the BMHC Stockholder Approval:

(i) BMHC and its Representatives may, in response to a bona fide, written BMHC Acquisition Proposal that did not result primarily from a breach of Section 5.03(a) and that the BMHC Board determines in good faith after consultation with outside legal counsel and its financial advisor could reasonably be expected to result in a BMHC Superior Proposal, (x) furnish information relating to BMHC and its Subsidiaries, and afford access to the business, properties, assets, books and records of BMHC and its Subsidiaries, to the Person making such BMHC Acquisition Proposal (and its Representatives) (provided that all such information and access being furnished has previously been provided to SBS or is provided to SBS prior to or substantially concurrently with the time it is provided to such Person) pursuant to a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to BMHC than those contained in the Confidentiality Agreement (other than with respect to standstill provisions), and (y) engage or participate in discussions or negotiations with the Person making such BMHC Acquisition Proposal regarding the terms of such BMHC Acquisition Proposal and the negotiation of such terms with, and only with, the Person making such BMHC Acquisition Proposal (and such Person’s Representatives);

(ii) the BMHC Board may make a BMHC Recommendation Change described in clause (i) of Section 5.03(b) (a “BMHC Intervening Event Recommendation Change”) in connection with a BMHC Intervening Event; and

(iii) the BMHC Board may make a BMHC Recommendation Change and BMHC may terminate this Agreement pursuant to Section 8.01(h) to enter into a definitive Acquisition Agreement, in each case, with respect to a bona fide, written BMHC Acquisition Proposal that did not result primarily from a breach of this Section 5.03 if the BMHC Board determines in good faith after consultation with outside legal counsel and its financial advisor that such Acquisition Proposal constitutes a BMHC Superior Proposal (a “BMHC Superior Proposal Termination”); provided that concurrently with any such termination BMHC pays the BMHC Termination Fee payable pursuant to Section 8.02(b)(ii) and enters into such definitive Acquisition Agreement concurrently therewith or promptly thereafter (and any purported termination in accordance with this clause (iii) shall be void and of no force or effect unless concurrently with such termination BMHC pays the BMHC Termination Fee payable pursuant to Section 8.02(b)(ii) and otherwise complies with the provisions of this Section 5.03).

(d) BMHC (and the BMHC Board, BMHC Subsidiaries and BMHC’s Representatives) shall be entitled to take action pursuant to Section 5.03(c) only if (i) in all circumstances referred to in Section 5.03(c), the BMHC Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under the Laws of the State of Delaware and (ii) in all circumstances referred to in Section 5.03(c)(ii) and Section 5.03(c)(iii), in addition to complying with clause (i) of this Section 5.03(d), prior to effecting any BMHC Intervening Event Recommendation Change or BMHC Superior Proposal Termination, as the case may be, (A) BMHC shall notify SBS in writing at least four Business Days prior to effecting such BMHC Intervening Event Recommendation Change or BMHC Superior Proposal Termination of its

intention to effect such BMHC Intervening Event Recommendation Change or BMHC Superior Proposal Termination (which notice shall, if in connection with a BMHC Intervening Event, include reasonable detail regarding the BMHC Intervening Event or, if in connection with a BMHC Superior Proposal Termination, include the material terms and conditions of such BMHC Superior Proposal, the identity of the third party, and a copy of the most recent draft of any written agreement relating thereto (it being understood and agreed that any material amendment to the terms of such BMHC Superior Proposal shall require a new notice period as contemplated hereby of at least three Business Days)), (B) during the applicable notice period contemplated by clause (A) BMHC shall negotiate with SBS in good faith (to the extent SBS wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement such that the BMHC Intervening Event Recommendation Change is no longer necessary or the BMHC Superior Proposal ceases to be a BMHC Superior Proposal, as applicable, and (C) at the end of such notice period, the BMHC Board, taking into consideration any changes to this Agreement offered in writing by SBS, determines in good faith, after consultation with its outside legal counsel and financial advisor, that such BMHC Intervening Event continues to necessitate a BMHC Intervening Event Recommendation Change or such BMHC Superior Proposal continues to meet the definition of “BMHC Superior Proposal” if such changes were to be given effect, as applicable, and that failure to take such action would be inconsistent with the directors’ fiduciary duties under the Laws of the State of Delaware.

(e) BMHC shall promptly, and in any event within 48 hours of the receipt thereof, advise SBS orally and in writing of any proposals or offers with respect to a BMHC Acquisition Proposal (including any request for nonpublic information from or any discussions or negotiations that are sought to be initiated or continued with BMHC, the BMHC Board or BMHC’s Representatives with respect to any such SBS Acquisition Proposal), a copy of (or, if oral, a summary of the material terms and conditions of) any such BMHC Acquisition Proposal (including any material changes thereto) and the identity of the Person making any such BMHC Acquisition Proposal or requesting information or discussions. BMHC shall (i) keep SBS informed in all material respects and on a reasonably prompt basis of the status and details (including any change to the terms thereof) of any matters contemplated by this Section 5.03(e), and (ii) provide to SBS as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between BMHC or any of its Subsidiaries and any Person that describes any of the material terms or conditions of any BMHC Acquisition Proposal (or, if such communications are oral, provide to SBS a summary of the material terms and conditions of any BMHC Acquisition Proposal).

ARTICLE VI

Additional Agreements

Section 6.01 Preparation of the Form S-4 and the Proxy/Consent Solicitation Statement; SBS Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, BMHC and SBS shall jointly prepare a proxy/consent solicitation statement to be sent to the stockholders of BMHC and SBS relating to the SBS Stockholders Meeting, the solicitation of the BMHC Stockholder Approval and the adoption of this Agreement by means of the BMHC Written Consent (together with any amendments or supplements thereto, the “Proxy/Consent Solicitation Statement”). SBS shall prepare and cause to be filed with the SEC the Form S-4, in which the Proxy/Consent Solicitation Statement will be included as a prospectus, and SBS shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of BMHC and SBS shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy/Consent Solicitation Statement, and the Form S-4 and Proxy/Consent Solicitation Statement shall include all information reasonably requested by such other party to be included therein. SBS agrees that at the date of mailing to stockholders of BMHC and SBS and at the time of the SBS Stockholders Meeting, the Proxy/Consent Solicitation Statement will comply in all material respects with the applicable provisions of the Exchange Act, the rules and regulations thereunder and the DGCL. SBS shall promptly notify BMHC upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy/Consent Solicitation Statement or for additional information. SBS shall promptly provide BMHC with copies of all substantive correspondence between SBS and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Form S-4 or Proxy/Consent Solicitation Statement. SBS shall use its reasonable best efforts (with BMHC’s assistance) to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy/Consent Solicitation Statement. Each of SBS and BMHC shall cause the definitive Proxy/Consent Solicitation Statement to be mailed to their respective stockholders as soon as reasonably practicable after the time the Form S-4 has been declared effective by the SEC. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy/Consent Solicitation Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of BMHC and SBS (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. SBS shall advise BMHC promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and SBS shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Prior to the effective date of the Form S-4, SBS shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Merger Consideration.

(b) If, prior to the Effective Time, any event occurs with respect to SBS or BMHC (or any of their respective Subsidiaries), or any change occurs with respect to other information supplied by SBS or BMHC for inclusion in the Proxy/Consent Solicitation Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy/Consent Solicitation Statement or the Form S-4, SBS or BMHC, as applicable, shall promptly notify the other party of such event, and SBS and BMHC shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy/Consent Solicitation Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to their respective stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) Unless this Agreement has been terminated pursuant to Article VIII, SBS will take, as soon as practicable following the date of this Agreement in accordance with applicable Law (including the DGCL) and the SBS Certificate, the SBS By-laws and the rules of Nasdaq, all action necessary to establish a record date, duly call, give notice of, convene and hold the SBS Stockholders Meeting for the purpose of seeking the SBS Stockholder Approval as promptly as reasonably practicable (and in any event no later than 40 calendar days after the Form S-4 shall have been declared effective by the SEC, subject to any delay that may be reasonably necessary to comply with the rules of Nasdaq and/or Rule 14a-13 under the Exchange Act with respect to the record date for the SBS Stockholders Meeting). Notwithstanding the foregoing provisions of this Section 6.01(c), SBS may postpone or adjourn the SBS Stockholders Meeting one or more times solely (x) with the consent of BMHC, or (y) due to the absence of a quorum or, if on a date for which the SBS Stockholders Meeting is scheduled, SBS has not received proxies representing a sufficient number of shares of SBS Common Stock to obtain the SBS Stockholder Approval, whether or not a quorum is present; provided that SBS may not postpone or adjourn the SBS Stockholders Meeting pursuant to this clause (y) to a date that is more than 30 days after the date for which the SBS Stockholders Meeting was originally scheduled or ten or fewer Business Days prior to the End Date, or (z) to allow reasonable additional time for any supplemental or amended disclosure which the SBS Board has determined in good faith (after consultation with outside counsel) is necessary under applicable Law to be disseminated and reviewed by SBS’s stockholders.

(d) Subject to Section 5.02(c) and SBS’s compliance with Section 5.02(d), SBS agrees that its obligations pursuant to Section 6.01(c) shall not be affected by the commencement, public proposal, public disclosure or communication to SBS of any SBS Acquisition Proposal or by the making of any SBS Recommendation Change by the SBS Board; provided that, notwithstanding Section 6.01(c), if the public announcement of an SBS Recommendation Change, the delivery to BMHC of a notice pursuant to Section 5.02(d)(ii) or the making of any other disclosure which is determined in good faith by SBS to be necessary under applicable Law is less than 10 Business Days prior to the SBS Stockholders Meeting, SBS shall be entitled to postpone or adjourn the SBS Stockholders Meeting to a date not less than 10 Business Days after such event.

(e) Subject to Section 5.02(c) and SBS’s compliance with Section 5.02(d), SBS shall (i) solicit the SBS Stockholder Approval, (ii) through the SBS Board, recommend to its stockholders adoption by such stockholders of this Agreement and approval by such stockholders of the Share Issuance and the Stock Plan Amendment, (iii) include such recommendation in the Proxy/Consent Solicitation Statement and (iv) use reasonable best efforts to take, or cause to be taken, all lawful actions to solicit such adoption of this Agreement and approval of the Share Issuance and the Stock Plan Amendment.

Section 6.02 BMHC Written Consent.

(a) Unless this Agreement has been terminated pursuant to Article VIII, promptly after the Form S-4 shall have been declared effective under the Securities Act by the SEC, and in any event no later than two Business Days thereafter, BMHC shall obtain and deliver to SBS the BMHC Written Consent in lieu of a meeting pursuant to Section 228 of the DGCL for purposes of adopting this Agreement and approving the Merger and all other transactions contemplated hereby. The BMHC Written Consent shall be in a form reasonably satisfactory to SBS.

(b) Subject to Section 5.03(c) and BMHC’s compliance with Section 5.03(d), BMHC agrees that its obligations pursuant to Section 6.02(a) shall not be affected by the commencement, public proposal, public disclosure or communication to BMHC of any BMHC Acquisition Proposal.

(c) Subject to Section 5.03(c) and BMHC’s compliance with Section 5.03(d), BMHC shall (i) solicit the BMHC Stockholder Approval, (ii) through the BMHC Board, recommend to its stockholders adoption by such stockholders of this Agreement, (iii) include such recommendation in the Proxy/Consent Solicitation Statement and (iv) use reasonable best efforts to take, or cause to be taken, all lawful actions to solicit such adoption of this Agreement.

Section 6.03 Access to Information; Confidentiality. Subject to applicable Law, upon reasonable prior notice, each of SBS and BMHC shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during the period prior to the Effective Time to all their respective properties, Tax-related materials, books, Contracts, commitments, personnel and records and, during such period, each of SBS and BMHC shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws (other than those that are publicly available in the SEC’s EDGAR system) and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided that either party may withhold any document or information (i) that is subject to the terms of a confidentiality agreement with a third party (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) that is subject to any attorney-client privilege (provided that the withholding party shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (iii) if providing such access or disclosing such information would violate applicable Law (including antitrust and privacy Laws). If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.03 shall be subject to the confidentiality agreement dated September 19, 2014, between SBS and BMHC (the “Confidentiality Agreement”).

Section 6.04 Required Actions. (a) Each of the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Merger and (ii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the generality of Section 6.04(a), each of SBS and BMHC shall:

(i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act;

(ii) make or cause to be made as promptly as reasonably practicable (and in any event no later than ten Business Days following the date of this Agreement), in consultation and cooperation with the other, all filings required under the HSR Act relating to the Merger; and

(iii) subject to applicable Laws relating to the sharing of information, in connection with obtaining or making all authorizations, consents, orders, approvals or filings that are or may become necessary, proper or advisable to be obtained or made to consummate the Merger or the other transactions contemplated by this Agreement, each of BMHC and SBS shall, and shall cause their respective Subsidiaries to, promptly notify each other of any communication it receives from any Governmental Entity and permit the other party to review in advance any proposed communication by such party to any Governmental Entity and shall provide each other with copies of all correspondence, filings or communications between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of the staff of any Governmental Entity, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement.

(c) In connection with the efforts to obtain all requisite approvals, clearances and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, SBS and BMHC shall jointly direct strategy in connection with all matters relating to obtaining clearances and approvals from Governmental Entities and the expiration of waiting periods. Neither SBS nor BMHC shall, and shall cause their respective Subsidiaries not to, agree to participate in any meeting with any Governmental Entity relating to the matters that are the subject of this Agreement unless it consults with the other party hereto in advance and, to the extent permitted by the relevant Governmental Entity, gives the other party hereto the opportunity to attend and participate at such meeting. Each of BMHC and SBS may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.04 as “outside counsel only.” Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from BMHC or SBS, as the case may be, or its legal counsel.

(d) In connection with and without limiting the foregoing, BMHC and SBS shall cooperate in good faith to seek to obtain all consents, approvals and waivers required by the terms of any material Contracts with third parties or material Permits in connection with the transactions contemplated hereby.

(e) SBS shall give prompt notice to BMHC, and BMHC shall give prompt notice to SBS, of (i) of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to BMHC, SBS or the Combined Company, (ii) of any claims or Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or otherwise affecting such party of any of its Subsidiaries which relate to the transactions contemplated by this Agreement and (iii) if such party becomes aware of any facts or circumstances that such party believes, or with the passage of time are reasonably likely to, constitute a material breach of this Agreement by the other party.

(f) Neither party hereto nor their respective Subsidiaries shall be required by this Section 6.04 to, and neither the party hereto nor any of its Subsidiaries shall, without the prior written consent of the other party (which may be withheld in its sole discretion) in order to comply with this Section 6.04 (i) sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, whether before or after the Effective Time, any of its assets, entities, licenses, operations, rights, product lines, businesses or interest therein (or agree or consent to any of the foregoing actions), (ii) enter into any hold-separate or similar agreements, orders or decrees or (iii) change, restrict or impair, or agree to commit to any change or restriction on or other impairment of (A) the ability of a party or its Subsidiaries to own or operate any of their respective assets, licenses, operations, rights, product lines, businesses or interests therein or (B) the Surviving Corporation’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of its Subsidiaries that, in the case of any of the foregoing, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Combined Company.

Section 6.05 BMHC Stock Plans. (a) Prior to the Effective Time, the BMHC Board (or, if appropriate, any committee thereof) shall adopt such resolutions as are necessary to effect the following:

(i) adjust the terms of all outstanding BMHC Time-Vesting Restricted Stock Units as necessary to provide that, at the Effective Time, each BMHC Time-Vesting Restricted Stock Unit outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit award with respect to that number of shares of SBS Common Stock, on the same terms and conditions as were applicable under such BMHC Time-Vesting Restricted Stock Unit immediately prior to the Effective Time (including any acceleration of vesting in connection with the consummation of the Merger), determined by multiplying each BMHC Time-Vesting Restricted Stock Unit by the Exchange Ratio, rounded up to the nearest whole share (a “Converted SBS Time-Vesting Restricted Stock Unit”); and

(ii) adjust the terms of all outstanding BMHC Performance-Vesting Restricted Stock Units as necessary to provide that, at the Effective Time, (x) the performance-based vesting conditions in respect of each outstanding BMHC Performance-Vesting Restricted Stock Units shall be deemed satisfied at maximum, (y) each award of BMHC Performance-Vesting Restricted Stock Unit outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit award with respect to that number of shares of SBS Common Stock, on the same terms and conditions (other than the terms and conditions relating to the achievement of performance goals) determined by multiplying each BMHC Performance-Vesting Restricted Stock Unit (taking into account the level of achievement of applicable performance goals as determined pursuant to clause (x) above) by the Exchange Ratio, rounded up to the nearest whole share (a “Converted SBS Performance-Vesting Restricted Stock Unit”), provided that the vesting criteria applicable to such Converted SBS Performance-Vesting Restricted Stock Unit shall provide for solely service-based vesting.

(b) At the Effective Time, SBS shall assume all the obligations of BMHC under the BMHC Stock Plans, each Converted SBS Time-Vesting Restricted Stock Unit and Converted SBS Performance-Vesting Restricted Stock Unit and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, SBS shall deliver to the holders of Converted SBS Time-Vesting Restricted Stock Units and Converted SBS Performance-Vesting Restricted Stock Units appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted SBS Time-Vesting Restricted Stock Units and Converted SBS Performance-Vesting Restricted Stock Units in effect at the Effective Time (subject to the adjustments required by this Section 6.05 after giving effect to the Merger) shall continue in effect.

(c) SBS shall take all corporate action necessary to reserve for issuance a sufficient number of shares of SBS Common Stock for delivery upon exercise or vesting of the Converted SBS Time-Vesting Restricted Stock Units and Converted SBS Performance-Vesting Restricted Stock Units in accordance with this Section 6.05. Without limiting the foregoing, prior to the sending of the Proxy/Consent Solicitation Statement to the stockholders of SBS, SBS shall adopt an amendment to the SBS Stock Plan (the “Stock Plan Amendment”) increasing the number of shares of SBS Common Stock reserved for issuance thereunder in an amount equal to the sum of (i) the number of shares of SBS Common Stock subject to all Converted SBS Time-Vesting Restricted Stock Units and Converted SBS Performance-Vesting Restricted Stock Units and (ii) such number of shares of SBS Common Stock, as determined in good faith by SBS and BMHC, as necessary to provide for new equity award grants to employees of the Combined Company for the three-year period following the Closing Date. SBS shall submit the Stock Plan Amendment to SBS’s stockholders for approval at the SBS Stockholders Meeting, and the SBS Board shall recommend the Stock Plan Amendment for approval at such SBS Stockholders Meeting.

(d) As soon as reasonably practicable after the Effective Time, SBS shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of SBS Common Stock subject to Converted SBS Time-Vesting Restricted Stock Units and Converted SBS Performance-Vesting Restricted Stock Units and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted SBS Time-Vesting Restricted Stock Units and Converted SBS Performance-Vesting Restricted Stock Units remain outstanding.

Section 6.06 Indemnification, Exculpation and Insurance.

(a) For a period of at least six years following the Effective Time, the Surviving Company’s certificate of incorporation and by-laws shall contain provisions no less favorable with respect to exculpation of directors and indemnification of and advancement of expenses to the current and former directors, officers and employees of SBS or BMHC (as of or prior to the Effective Time) than are currently provided in the SBS Certificate and the SBS By-laws or the BMHC Certificate and the BMHC By-laws, as applicable, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.

(b) From and after the Effective Time, the Surviving Company shall indemnify and hold harmless each officer and director of SBS, BMHC or of any of their respective Subsidiaries (as of or prior to the Effective Time) (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of SBS, BMHC or any of their respective Subsidiaries, as applicable, or of another entity if such service was at the request of SBS or BMHC, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Surviving Company is permitted to do so under applicable Law. In the event of any such Proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the Proceeding from the Surviving Company (provided that, if required by applicable Law, any Indemnified Party to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Indemnified Party is not entitled to indemnification).

(c) SBS shall purchase prior to the Effective Time, and, for a period of six years following the Effective Time, the Surviving Company shall maintain, a fully pre-paid six-year tail policy to the current directors’ and officers’ liability insurance policies maintained on the date of this Agreement by BMHC for an aggregate cost of no more than $800,000 (exclusive of any premium refund on existing BMHC coverage), which tail policy will cover a period from the Effective Time through and including the date that is six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain the same coverage and amount as, and contain terms and conditions that are equivalent to the coverage currently provided by the existing policies of BMHC (complete and accurate copies of which shall have been made available to SBS before such purchase).

(d) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall expressly assume the obligations set forth in this Section 6.06.

(e) The provisions of this Section 6.06 (i) shall survive the consummation of the Merger and, from and after (but not before) the Effective Time, are intended to benefit, and shall be enforceable by, any Indemnified Party and (ii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses or contribution, or other similar rights, that any such Person may have by Contract or otherwise.

Section 6.07 Fees and Expenses. Except as provided in Section 8.02, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. Notwithstanding the foregoing, SBS and BMHC each shall pay 50% of (i) any expenses (excluding each party’s internal costs and expenses of attorneys, accountants and financial and other advisors) incurred in respect of the printing and mailing of the Proxy/Consent Solicitation Statement, and (ii) any and all filing fees due in connection with the filings required by or under the Securities Act with respect to the Form S-4, the HSR Act or any other antitrust, competition, investment, trade regulation or similar Law.

Section 6.08 Certain Tax Matters.

(a) BMHC and SBS shall each use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including by (i) not taking any action that such party knows is reasonably likely to prevent such qualification and (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain such qualification, so long as such amendment does not affect the material economic terms or other material terms of the transactions contemplated hereunder. Each of BMHC and SBS will report the Merger and the other transactions contemplated by this Agreement in a manner consistent with such qualification.

(b) BMHC and SBS shall each use its reasonable best efforts in connection with BMHC’s obtaining of the Tax opinion described in Sections 7.02(c), including by causing its officers to execute and deliver to the law firm delivering such Tax opinion Tax representation certificates at such time or times as may reasonably be requested by such law firm, including at the time the Form S-4 is declared effective by the SEC and at the Effective Time. Each of BMHC and SBS shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 6.08.

Section 6.09 Transaction Litigation.

(a) In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against SBS, its Subsidiaries and/or the SBS Board (or the board of directors of any of SBS’s Subsidiaries), SBS shall promptly (and in any event within 48 hours) notify BMHC of any such litigation, give BMHC the opportunity to participate in, but not control, the defense of any such litigation and keep BMHC reasonably informed with respect to the status thereof. SBS agrees that it shall not compromise, offer to settle, agree to any settlement or come to any arrangement regarding any such litigation without BMHC’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. BMHC shall notify SBS promptly (and in any event within 48 hours) of the commencement of any such litigation of which BMHC has received notice.

(b) In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against BMHC, its Subsidiaries and/or the BMHC Board (or the board of directors of any of BMHC’s Subsidiaries), BMHC shall promptly (and in any event within 48 hours) notify SBS of any such litigation, give SBS the opportunity to participate in, but not control, the defense of any such litigation and keep SBS reasonably informed with respect to the status thereof. BMHC agrees that it shall not compromise, offer to settle, agree to any settlement or come to any arrangement regarding any such litigation without SBS’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. SBS shall notify BMHC promptly (and in any event within 48 hours) of the commencement of any such litigation of which SBS has received notice.

(c) Without limiting in any way the parties’ obligations under Section 6.04, each of SBS and BMHC shall cooperate, shall cause the SBS Subsidiaries and BMHC Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation contemplated by Sections 6.09(a) and 6.09(b).

Section 6.10 Section 16 Matters. Prior to the Effective Time, BMHC and SBS each shall take all such steps as may be required to cause any acquisitions of SBS Common Stock (including derivative securities with respect to SBS Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SBS to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11 Governance Matters.

(a) On or prior to the Effective Time, the SBS Board shall cause the number of directors that will comprise the full board of directors of the Surviving Company at the Effective Time to be nine, subject to the proviso in the immediately following sentence. SBS shall take all necessary action to cause the eight individuals listed on Exhibit E, plus one individual mutually agreed by BMHC and SBS as promptly as practicable after the date hereof (and in any event prior to the Effective Time), to constitute the board of directors of the Surviving Company, in the classes and with the committee chairman positions indicated on such Exhibit, as of the Effective Time; provided that (i) in considering an individual to be mutually agreed as set forth above, BMHC and SBS agree to consider in good faith a current director of

SBS who is not listed on Exhibit E as a potential candidate and (ii) if BMHC and SBS cannot, using their respective reasonable best efforts in good faith, mutually agree prior to the Effective Time on the ninth individual to become a member of the board of directors of the Surviving Company, then the SBS Board shall cause the number of directors that will comprise the full board of directors of the Surviving Company at the Effective Time to be eight, with the eight individuals listed on Exhibit E as the directors, and such board of directors shall, prior to the first annual meeting of the Surviving Company’s stockholders after the Effective Time, duly nominate a candidate for election to an additional seat that shall be created by such board of directors to be filled by the requisite vote of the stockholders at such meeting, in the class that at such time contains two directors. If any such individual who was originally designated by SBS is not willing or able to serve as a director of the Surviving Company as of the Effective Time, then SBS shall designate a replacement to so serve who is reasonably acceptable to BMHC, and SBS shall take all necessary action to cause such designated replacement to be a director of the Surviving Company as of the Effective Time. If any such individual who was originally designated by BMHC is not willing or able to serve as a director of the Surviving Company as of the Effective Time, then BMHC shall designate a replacement to so serve who is reasonably acceptable to BMHC, and SBS shall take all necessary action to cause such designated replacement to be a director of the Surviving Company as of the Effective Time.

(b) SBS shall take all necessary action to cause Peter Alexander to become the Chief Executive Officer of SBS at the Effective Time. If Mr. Alexander is not, or is reasonably expected not to be, the Chief Executive Officer of BMHC immediately prior to the Effective Time, then the parties shall mutually agree with respect to the selection of a Chief Executive Officer of SBS at the Effective Time.

(c) SBS shall take all necessary action to cause the Persons listed on Exhibit F to be elected as certain executive officers of the Surviving Company, in the capacities listed on such Exhibit, effective as of the Effective Time, subject to each such Person’s agreement on terms reasonably acceptable to BMHC. If any such individual is not willing or able to serve as an executive officer of the Surviving Company in such capacity as of the Effective Time, then the respective Chief Executive Officers of SBS and BMHC shall mutually agree with respect to the selection of another individual to serve in the place of such individual at the Effective Time, and SBS shall take all necessary action to cause such Person to be so elected.

(d) As of the Effective Time (or, if impracticable, as soon as reasonably practicable following the Effective Time), the Surviving Company’s headquarters will move to Atlanta, Georgia. Following the Effective Time, the Surviving Company intends to retain its main operational center in Raleigh, North Carolina.

Section 6.12 Public Announcements. Except with respect to any BMHC Recommendation Change or SBS Recommendation Change, as applicable, made in accordance with the terms of this Agreement, SBS and BMHC shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. BMHC and SBS agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.13 Stock Exchange Listing. SBS shall use its reasonable best efforts to cause the shares of SBS Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 6.14 Takeover Statutes. BMHC and the BMHC Board and SBS and the SBS Board shall use their respective reasonable best efforts to (a) take all action reasonably appropriate to ensure that no state takeover statute, including Section 203 of the DGCL, or similar statute or regulation (or any similar provision in the certificate of incorporation or by-laws of BMHC or SBS) is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (b) if any state takeover statute, including Section 203 of the DGCL, or similar statute or regulation (or any similar provision in the certificate of incorporation or by-laws of BMHC or SBS) becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement.

Section 6.15 Affiliate Transactions.

(a) Except as set forth in Section 6.15 of the SBS Disclosure Letter, at or prior to the Effective Time, SBS shall cause all SBS Affiliate Transactions, including the Director Nomination Agreement, to be terminated without further liability to SBS, any SBS Subsidiary or the Surviving Company.

(b) Except as set forth in Section 6.15 of the BMHC Disclosure Letter, at or prior to the Effective Time, BMHC shall cause all BMHC Affiliate Transactions to be terminated without further liability to BMHC, any BMHC Subsidiary or the Surviving Company.

Section 6.16 Senior Notes. As promptly as practicable after the date of this Agreement, SBS and BMHC shall prepare a supplemental indenture (the “Supplemental Indenture”) as required by Section 5.01 of the indenture, dated as of September 20, 2013 (as amended, modified or supplemented from time to time, the “Indenture”), by and among BMHC, the guarantors party thereto, and Wilmington Trust, National Association, as trustee (the “Trustee”), governing BMHC’s 9.0% Senior Secured Notes due 2018. On the Closing Date, SBS, BMHC and the guarantors party thereto shall execute with the Trustee the Supplemental Indenture, effective as of the Effective Time, and deliver any required certificates, legal opinions and other documents required by the Indenture to be delivered in connection with the Supplemental Indenture.

Section 6.17 Control of Operations. Nothing contained in this Agreement shall give SBS or BMHC, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

ARTICLE VII

Conditions Precedent

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The SBS Stockholder Approval and the BMHC Stockholder Approval shall have been obtained.

(b) Listing. The shares of SBS Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(c) HSR Act. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) No Legal Restraints. No outstanding judgment, injunction, order or decree of a Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect, and no Law (collectively, the “Legal Restraints”) shall have been adopted or be in effect, and no Proceeding shall have been instituted by any Governmental Entity and remain pending which would reasonably be expected to result in a Legal Restraint, in each case that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by this Agreement; provided that the party seeking to assert this condition shall have complied in all material respects with its obligations under Section 6.04 in respect of any such Legal Restraint.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order, and SBS shall have received all state securities or “blue sky” authorizations necessary for the issuance of the Merger Consideration.

Section 7.02 Conditions to Obligations of BMHC. The obligation of BMHC to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of SBS contained in Section 3.03(a) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than any failures of such representations and warranties to be so true and correct to the extent such failures would be de minimis in the aggregate;

(ii) the representations and warranties of SBS contained in Sections 3.01, 3.02, 3.03 (other than Section 3.03(a)), 3.04, 3.21 and 3.22 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(iii) the representation of SBS contained in the first sentence of Section 3.08 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time;

(iv) the representations and warranties of SBS contained in this Agreement (except for the representations and warranties identified in the foregoing clauses (i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality” or “SBS Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an SBS Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” are not excluded in determining whether an SBS Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.02(a)(iv)); and

(v) BMHC shall have received a certificate signed on behalf of SBS by an executive officer of SBS to such effect.

(b) Performance of Obligations of SBS. SBS shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and BMHC shall have received a certificate signed on behalf of SBS by an executive officer of SBS to such effect.

(c) Tax Opinion. BMHC shall have received the opinion of Kirkland & Ellis LLP, or such other reputable Tax counsel reasonably satisfactory to BMHC, as of the date on which the Form S-4 is filed and as of the Closing Date to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 7.02(c), the Tax counsel rendering such opinion shall have received the certificates and may rely upon the representations referred to in Section 6.08(b).

Section 7.03 Conditions to Obligation of SBS. The obligation of SBS to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of BMHC contained in Section 4.03(a) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than any failures of such representations and warranties to be so true and correct to the extent such failures would be de minimis in the aggregate;

(ii) the representations and warranties of BMHC contained in Sections 4.01, 4.02, 4.03 (other than Section 4.03(a)), 4.04, 4.21 and 4.22 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(iii) the representation of BMHC contained in the first sentence of Section 4.08 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time;

(iv) the representations and warranties of BMHC contained in this Agreement (except for the representations and warranties identified in the foregoing clauses (i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality” or “BMHC Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a BMHC Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of “Material Adverse Effect” are not excluded in determining whether a BMHC Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.03(a)(iv)); and

(v) SBS shall have received a certificate signed on behalf of BMHC by an executive officer of BMHC to such effect.

(b) Performance of Obligations of BMHC. BMHC shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SBS shall have received a certificate signed on behalf of BMHC by an executive officer of BMHC to such effect.

Section 7.04 Frustration of Closing Conditions. Neither BMHC nor SBS may rely on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform its obligations hereunder.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the SBS Stockholder Approval or the BMHC Stockholder Approval:

(a) by mutual written consent of BMHC and SBS;

(b) by either BMHC or SBS:

(i) if the Merger is not consummated on or before December 31, 2015 (the “End Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to be consummated on or before the End Date is primarily the result of the failure of the party seeking to terminate this Agreement to perform in any material respect any of its obligations under this Agreement;

(ii) if the condition set forth in Section 7.01(d) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party if the Legal Restraint’s having become final and non-appealable was primarily due to the failure of such party to perform in any material respect any of its obligations under this Agreement;

(iii) if the SBS Stockholder Approval is not obtained at the SBS Stockholders Meeting duly convened (unless such SBS Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c) by BMHC, if SBS breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of SBS contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, shall not have been cured (A) within 30 days following receipt of written notice from BMHC of such breach or failure or (B) any shorter period of time that remains between the date BMHC provides written notice of such breach or failure and the End Date; provided that BMHC shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if it is then in material breach of any covenant or agreement contained in this Agreement, or if any of the representations or warranties of BMHC contained herein then fails to be true and correct, which breach or failure would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b);

(d) by SBS, if BMHC breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of BMHC contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, shall not have been cured (A) within 30 days following receipt of written notice from SBS of such breach or failure or (B) any shorter period of time that remains between the date SBS provides written notice of such breach or failure and the End Date; provided that SBS shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if it is then in material breach of any covenant or agreement contained in this Agreement, or if any of the representations or warranties of SBS contained herein then fails to be true and correct, which breach or failure would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b);

(e) by SBS, prior to the time at which the BMHC Stockholder Approval has been obtained, if the BMHC Written Consent shall not have been obtained pursuant to Section

6.02(a) within five Business Days after the date the Form S-4 shall have been declared effective under the Securities Act by the SEC;

(f) by SBS, prior to the time at which the SBS Stockholder Approval has been obtained, if such termination is permitted by Section 5.02(c)(iii) (and SBS otherwise fully complies with Section 5.02(c)(iii)); provided that SBS shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) unless SBS has complied with the requirements of Section 5.02(d) before taking action pursuant to this Section 8.01(f) and the relevant SBS Superior Proposal did not result primarily from a breach of Section 5.02;

(g) by BMHC, prior to the time at which the SBS Stockholder Approval has been obtained, if (i) an SBS Recommendation Change shall have occurred or (ii) SBS shall have breached in any material respect Section 5.02;

(h) by BMHC, prior to the time at which the BMHC Stockholder Approval has been obtained, if such termination is permitted by Section 5.03(c)(iii) (and BMHC otherwise fully complies with Section 5.03(c)(iii)); provided that BMHC shall not be entitled to terminate this Agreement pursuant to this Section 8.01(h) unless BMHC has complied with the requirements of Section 5.03(d) before taking action pursuant to this Section 8.01(h) and the relevant BMHC Superior Proposal did not result primarily from a breach of Section 5.03; or

(i) by SBS, prior to the time at which the BMHC Stockholder Approval has been obtained, if (i) a BMHC Recommendation Change shall have occurred or (ii) BMHC shall have breached in any material respect Section 5.03.

Section 8.02 Termination Fees and Expenses.

(a) SBS shall pay to BMHC a fee of $15,730,000 (the “SBS Termination Fee”) if any of the following occur:

(i) this Agreement is terminated by SBS pursuant to Section 8.01(f);

(ii) this Agreement is terminated by BMHC pursuant to Section 8.01(g); provided that if either BMHC or SBS terminates this Agreement pursuant to Section 8.01(b)(iii) and BMHC would then have been entitled to terminate this agreement pursuant to Section 8.01(g), this Agreement shall be deemed terminated pursuant to Section 8.01(g) for purposes of this Section 8.02(a)(ii); or

(iii) (A) this Agreement is terminated by BMHC or SBS pursuant to (x) Section 8.01(b)(i) (provided that either the SBS Stockholders Meeting shall not have occurred at or prior to the time of such termination or the SBS Stockholder Approval shall not have been obtained at or prior to the time of such termination), (y) Section 8.01(b)(iii) or (z) Section 8.01(c) as a result of a willful failure to perform any covenant or agreement on the part of SBS set forth in this Agreement, and (B) after the date hereof, but prior to the date of the SBS Stockholders Meeting (in the case of Section 8.01(b)(iii)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i) or Section 8.01(c)), an SBS Acquisition Proposal shall have been made to SBS or directly to its stockholders generally (or shall have otherwise become publicly known or an intention with respect to such an SBS Acquisition Proposal shall have become publicly announced (whether or not conditional)) and (C) within 12 months of such termination SBS shall have entered into a definitive Acquisition Agreement with respect to any SBS Acquisition Proposal or an SBS Acquisition Proposal is consummated; provided that for purposes of this clause (iii) the references to “25%” in the definition of “SBS Acquisition Proposal” shall be deemed to be references to “50%”.

Any SBS Termination Fee due under this Section 8.03(a) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, concurrently with the termination of this Agreement, (y) in the case of clause (ii) above, on the Business Day immediately following the date of termination of this Agreement and (z) in the case of clause (iii) above, on the date of the first to occur of the events referred to in clause (iii)(C) above.

(b) BMHC shall pay to SBS a fee of $23,600,000 (the “BMHC Termination Fee”) if any of the following occur:

(i) this Agreement is terminated by SBS pursuant to Section 8.01(e);

(ii) this Agreement is terminated by BMHC pursuant to Section 8.01(h);

(iii) this Agreement is terminated by SBS pursuant to Section 8.01(i); provided that if either BMHC or SBS terminates this Agreement pursuant to Section 8.01(b)(iii) and SBS would then have been entitled to terminate this agreement pursuant to Section 8.01(i), this Agreement shall be deemed terminated pursuant to Section 8.01(i) for purposes of this Section 8.02(b)(iii); or

(iv) (A) this Agreement is terminated by BMHC or SBS pursuant to (x) Section 8.01(b)(i) (provided that the BMHC Stockholder Approval shall not have been obtained at or prior to the time of such termination) or (y) Section 8.01(d) as a result of a willful failure to perform any covenant or agreement on the part of BMHC set forth in this Agreement, and (B) after the date hereof, but prior to the date of this Agreement is terminated (in the case of Section 8.01(b)(i) or Section 8.01(d)), a BMHC Acquisition Proposal shall have been made to BMHC or directly to its stockholders generally (or shall have otherwise become publicly known or an intention with respect to such a BMHC Acquisition Proposal shall have become publicly announced (whether or not conditional)) and (C) within 12 months of such termination BMHC shall have entered into a definitive Acquisition Agreement with respect to any BMHC Acquisition Proposal or a BMHC Acquisition Proposal is consummated; provided that for purposes of this clause (iii) the references to “25%” in the definition of “BMHC Acquisition Proposal” shall be deemed to be references to “50%”.

Any BMHC Termination Fee due under this Section 8.03(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (ii) above, concurrently with the termination of this Agreement, (y) in the case of clause (i) or (iii) above, on the Business Day immediately following the date of termination of this Agreement, and (z) in the case of clause (iv) above, on the date of the first to occur of the events referred to in clause (iv)(C) above.

(c) In the event this Agreement is terminated (i) by BMHC or SBS pursuant to Section 8.01(b)(i) (provided that either the SBS Stockholders Meeting shall not have occurred at or prior to the time of such termination or the SBS Stockholder Approval shall not have been obtained at or prior to the time of such termination) or Section 8.01(b)(iii) or (ii) by BMHC pursuant to Section 8.01(c), then SBS shall reimburse BMHC for its Eligible Expenses by wire transfer of same day funds to an account designated by BMHC within two Business Days of receipt from BMHC of a detailed invoice therefor. Any amount so received by BMHC shall be credited against any SBS Termination Fee payable pursuant to Section 8.02(a)(iii).

(d) In the event that this Agreement is terminated (i) by BMHC or SBS pursuant to Section 8.01(b)(i) (provided that the BMHC Stockholder Approval shall not have been obtained at or prior to the time of such termination) or (ii) by SBS pursuant to Sections 8.01(d) or 8.01(e), then BMHC shall reimburse SBS for its Eligible Expenses by wire transfer of same-day funds to an account designated by SBS within two Business Days of receipt from SBS of a detailed invoice therefor. Any amount so received by SBS shall be credited against any BMHC Termination Fee payable pursuant to Section 8.02(b)(iv).

(e) SBS and BMHC acknowledge and agree that in no event shall SBS or BMHC be required to pay the SBS Termination Fee or BMHC Termination Fee, respectively, on more than one occasion. SBS and BMHC acknowledge and agree that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither BMHC nor SBS would enter into this Agreement. Accordingly, if SBS or BMHC fails promptly to pay the amount due pursuant to Section 8.02, and, in order to obtain such payment, the party owed such payment commences a Proceeding that results in a judgment in its favor for such payment, the party owing such payment shall pay to the party owed such payment its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such Proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made.

Section 8.03 Effect of Termination.

(a) In the event of termination of this Agreement by either SBS or BMHC as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of BMHC or SBS, other than this Section 8.03, the last sentence of Section 6.03, Section 6.07, Section 8.02 and ARTICLE IX, which provisions shall survive such termination; provided that no such termination shall relieve any party hereto from any liability or damages incurred or suffered by a party to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party of any of its covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

(b) Notwithstanding anything to the contrary in this Agreement, in the event the SBS Termination Fee or BMHC Termination Fee is paid to the other party in accordance with Section 8.02, except in the case of fraud or willful and material breach of this Agreement by the other party, such payment shall be the sole and exclusive remedy of the party receiving such termination fee (and its current, future or former Subsidiaries, stockholders and Representatives) against the other party (or any of its current, future or former Subsidiaries, stockholders and Representatives) for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by such in this Agreement or in any certificate or other document delivered in connection herewith.

Section 8.04 Procedure for Termination. A termination of this Agreement pursuant to Section 8.01 shall, in order to be effective, require, in the case of BMHC or SBS, action by its respective board of directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of BMHC or SBS.

ARTICLE IX

General Provisions

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Amendment; Waivers.

(a) This Agreement may be amended by the parties at any time before or after receipt of the SBS Stockholder Approval or the BMHC Stockholder Approval; provided that (i) after receipt of the SBS Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of SBS without the further approval of such stockholders, (ii) after receipt of the BMHC Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of BMHC without the further approval of such stockholders, (iii) no amendment shall be made to this Agreement after the Effective Time and (iv) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of SBS or the stockholders of BMHC unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

(b) At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (iii) waive compliance with any covenants and agreements contained in this Agreement or (iv) waive the satisfaction of any of the conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.03 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to BMHC, to:

Building Materials Holding Corporation
Two Lakeside Commons
980 Hammond Drive NE
Atlanta, GA 30328
Phone:	(208) 331-4300
Facsimile:	(208) 331-4477
Attention:	General Counsel

with a copy to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Phone:	(212) 446-4800
Facsimile:	(212) 446-6460
Attention:	Sean Rodgers, P.C.

(b) if to SBS, to:

Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, North Carolina 27617
Phone:	(919) 431-1000
Facsimile:	(919) 431-1000
Attention:	Executive Vice President, Chief Administrative
Officer and General Counsel

with a copy to:

Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219-4074
Phone:	(804) 788-7274
Facsimile:	(804) 343-4528
Attention:	Douglas S. Granger
Gary E. Thompson

Section 9.04 Definitions. For purposes of this Agreement:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or any proposal or offer from the other party hereto or any of its Affiliates, any third-party offer, proposal, indication of interest or inquiry contemplating or otherwise relating to any transaction or series of transactions (whether or not in writing) involving (i) any acquisition by a third party (whether by way of stock or asset purchase), merger, joint venture, license or similar transaction, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of transactions by a Person or a group (as defined in the Exchange Act and the rules promulgated thereunder) of more than 25% of the total voting power of the capital stock of SBS or BMHC, as the case may be, or more than 25% of the consolidated assets (including capital stock of Subsidiaries), revenue or net income of SBS and its Subsidiaries taken as a whole or BMHC and its Subsidiaries taken as a whole, as the case may be, (ii) any other proposal or offer which, if consummated, would result in a direct or indirect acquisition or license (or similar transaction) by a third party of more than 25% of the total voting power of the capital stock of SBS or BMHC, as the case may be, or more than 25% of the consolidated assets (including capital stock of Subsidiaries), revenues or net income of SBS and its Subsidiaries taken as a whole or BMHC and its Subsidiaries taken as a whole, as the case may be, or (iii) any combination of the foregoing.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” means any Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition, including the HSR Act.

“BMHC Acquisition Proposal” means an Acquisition Proposal with respect to BMHC.

“BMHC Intervening Event” means an Intervening Event with respect to BMHC.

“BMHC Material Adverse Effect” means a Material Adverse Effect with respect to BMHC.

“BMHC Performance-Vesting Restricted Stock Unit” means any BMHC Restricted Stock Unit with performance-based vesting requirements.

“BMHC Restricted Stock Unit” means any restricted stock unit payable in shares of BMHC Common Stock or whose value is determined with reference to the value of shares of BMHC Common Stock, whether granted pursuant to the BMHC Stock Plans or otherwise.

“BMHC Stock Plans” means the BMHC 2013 Equity Incentive Plan, the BMHC 2010 Long-Term Restricted Shares Incentive Plan, and any other BMHC Benefit Plan which provides for the award of rights of any kind, contingent or accrued, to receive shares of BMHC Common Stock or benefits measured in whole or in part by the value of a number of shares of BMHC Common Stock.

“BMHC Superior Proposal” means a Superior Proposal with respect to BMHC.

“BMHC Time-Vesting Restricted Stock Unit” means any BMHC Restricted Stock Unit that is not a BMHC Performance-Vesting Restricted Stock Unit.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking institutions are authorized or required by Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means BMHC, the BMHC Subsidiaries, SBS and the SBS Subsidiaries, taken as a whole, combined in the manner currently intended by the parties.

“Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Director Nomination Agreement” means that certain Director Nomination Agreement, dated as of August 14, 2013, by and between SBS and Gores Building Holdings, LLC, a Delaware limited liability company.

“Eligible Expenses” means the actual, reasonable and documented out-of-pocket fees and expenses incurred by a party prior to the termination of this Agreement in connection with the preparation of this Agreement, the Form S-4, the Proxy/Consent Solicitation Statement, the Merger and the other transactions contemplated hereby, and the terminating party’s due diligence investigation (including all reasonable fees, charges and disbursements of counsel and all fees and expenses payable to its accountants and financial advisors), up to an aggregate maximum amount of $5.0 million.

“ERISA Affiliates” means any trade or business, whether or not incorporated, that, together with BMHC or SBS, as applicable, is treated as a single employer under Section 414 of the Code.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), or (vii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intervening Event” means, with respect to SBS or BMHC, as the case may be, any material facts, changes, events, occurrences, developments or circumstances occurring or arising after the date of this Agreement and prior to the time that the SBS Stockholder Approval or BMHC Stockholder Approval, as the case may be, is obtained, which were not known by (or if known, the consequences of which were not reasonably foreseeable by) the SBS Board or BMHC Board, as the case may be, as of or prior to the date of this Agreement; provided that in no event shall the receipt, existence or terms of an SBS Acquisition Proposal or a BMHC Acquisition Proposal, as the case may be, constitute an Intervening Event.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after making due inquiry. The “Knowledge” of any Person that is an individual means, with respect to the matter in question, the actual knowledge of such Person after making due inquiry.

“Material Adverse Effect” with respect to BMHC or SBS, as the case may be, means any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (a) prevents such Person from consummating the Merger or (b) has a material adverse effect on the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; excluding, solely for purposes of clause (b) of this definition, any fact, circumstance, effect, change, event or development to the extent that it results from, arises out of or is attributable to (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States, (iii) any failure, in and of itself, by such Person or its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect unless excepted by another clause of this proviso), (iv) the execution and delivery of this Agreement or the public announcement of the Merger or any of the other transactions contemplated by this Agreement, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect unless excepted by another clause of this proviso), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism or (viii) any hurricane, tornado, flood, earthquake or other natural disaster, (ix) any litigation relating to this Agreement or the transactions contemplated by this Agreement or (x) any action taken by such Person or its Subsidiaries that is required by this Agreement or taken at the written request of the other party hereto; provided that clauses (i), (ii), (vi), (vii) and (viii) shall not be so excluded if such fact, circumstance, effect, change, event or development has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industries in which such Person and any of its Subsidiaries operate.

“Permitted Liens” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, easements, trackage rights, leases, licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of SBS or BMHC, as the case may be, (iv) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (v) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP and (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“SBS Acquisition Proposal” means an Acquisition Proposal with respect to SBS.

“SBS Common Stock” means the common stock, par value $0.01 per share, of SBS.

“SBS Intervening Event” means an Intervening Event with respect to SBS.

“SBS Material Adverse Effect” means a Material Adverse Effect with respect to SBS.

“SBS Restricted Stock” means any share of SBS Common Stock subject to vesting restrictions and/or forfeiture back to SBS, whether granted pursuant to the SBS Stock Plans or otherwise.

“SBS Restricted Stock Unit” means any restricted stock unit payable in shares of SBS Common Stock or whose value is determined with reference to the value of shares of SBS Common Stock, whether granted pursuant to the SBS Stock Plans or otherwise.

“SBS Stock Option” means any option to purchase SBS Common Stock, whether granted pursuant to the SBS Stock Plans or otherwise.

“SBS Stock Plan” means the Stock Building Supply Holdings, Inc. 2013 Incentive Compensation Plan.

“SBS Superior Proposal” means a Superior Proposal with respect to SBS.

“Subsidiary” with respect to any Person, means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Proposal” means any bona fide, written Acquisition Proposal (except that the references in the definition thereof to 25% shall be replaced by 50%) with respect to SBS or BMHC, as the case may be, that did not result primarily from a breach of Section 5.02 or Section 5.03, as the case may be, and that the BMHC Board or SBS Board, as the case may be, determines in good faith after consultation with outside legal counsel and its financial advisor to be more favorable to the stockholders of SBS or BMHC, as the case may be, than the Merger, taking into account all financial, legal, financing (including availability thereof), regulatory and other aspects and risks (including required conditions (including any requirement of a stockholder vote of the party making the Acquisition Proposal) and likelihood and timing of consummation).

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Transaction Litigation” means any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement, as contemplated by Section 6.09.

Section 9.05 Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Each of the terms set forth in the index of defined terms attached hereto as Annex A is defined in the Section of this Agreement set forth opposite such term. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. References to “days” shall refer to calendar days unless Business Days are specified. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day. Any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 5:00 p.m. New York City time on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to United States dollars.

Section 9.06 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement, taken together with the SBS Disclosure Letter and the BMHC Disclosure Letter, the Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement.

(b) This Agreement is not intended to, and shall not, confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than with respect to the provisions of Section 6.05 (of which each Indemnified Party is an intended beneficiary following the Effective Time). Except as set forth in this Section 9.07(b), nothing herein, express or implied, is intended to or shall confer upon any Person other than the parties hereto any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08 Governing Law and Venue. (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under any applicable principles of conflicts of laws of the State of Delaware.

(b) Each party hereto irrevocably agrees that it shall bring any Proceeding in respect of any claim arising out of, related to or based on this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or any federal court located in the State of Delaware (collectively, the “Chosen Courts”) and solely in connection with claims arising under, related to or based on this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such Proceeding shall be effective if notice is given in accordance with Section 9.03.

Section 9.09 Obligations of the Parties. Whenever this Agreement requires a Subsidiary of a party hereto to take any action, such requirement shall be deemed to include an undertaking on the part of such party (and, after the Effective Time, on the part of the Surviving Company) to cause such Subsidiary to take such action.

Section 9.10 Mutual Drafting. The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.12 Remedies. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any of the Chosen Courts without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.13 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.13.

Section 9.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

IN WITNESS WHEREOF, Building Materials Holding Corporation and Stock Building Supply Holdings, Inc. have duly executed this Agreement, all as of the date first written above.

BUILDING MATERIALS HOLDING CORPORATION

By:	/s/ Peter C. Alexander
Name:	Peter C. Alexander
Title:	Chief Executive Officer

STOCK BUILDING SUPPLY HOLDINGS, INC.

By:	/s/ Jeffrey G. Rea
Name:	Jeffrey G. Rea
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX A

Index of Defined Terms

Term	Section
Acquisition Agreement	5.02(a)
Acquisition Proposal	9.04
Affiliate	9.04
Agreement	Preamble
Ancillary Agreements	Recitals
Antitrust Law	9.04
Bankruptcy and Equity Exception	3.04
BMHC	Preamble
BMHC Acquisition Proposal	9.04
BMHC Affiliate Transactions	4.18
BMHC Audited Financial Statements	4.06(a)
BMHC Benefit Plans	4.10(a)
BMHC Board	4.04
BMHC By-laws	4.01
BMHC CBAs	Section 4.19(a)
BMHC Certificate	4.01
BMHC Common Stock	2.01(b)
BMHC Disclosure Letter	ARTICLE IV
BMHC Financial Advisor	4.22
BMHC Financial Statements	4.06(a)
BMHC Intervening Event	9.04
BMHC Intervening Event Recommendation Change	5.03(c)(ii)
BMHC Leases	4.15(b)
BMHC Material Adverse Effect	9.04
BMHC Material Contract	4.14(a)
BMHC Multiemployer Plan	4.10(a)
BMHC Pension Plan	4.10(c)
BMHC Performance-Vesting Restricted Stock Unit	9.04
BMHC Permits	4.01
BMHC Properties	4.15(a)
BMHC Recommendation	5.03(b)
BMHC Recommendation Change	5.03(b)
BMHC Restricted Stock Unit	9.04
BMHC Significant Customer	4.20(a)
BMHC Significant Supplier	4.20(b)
BMHC Stockholder Approval	4.04
BMHC Stock Plans	9.04
BMHC Subsidiaries	4.01
BMHC Superior Proposal	9.04
BMHC Superior Proposal Termination	5.03(c)(iii)
BMHC Support Agreements	Recitals
BMHC Termination Fee	8.02(b)
BMHC Time-Vesting Restricted Stock Unit	9.04
BMHC Unaudited Financial Statements	4.06(a)

Term	Section
BMHC Voting Debt	4.03(c)
BMHC Written Consent	Recitals
Business Day	9.04
Canceled Shares	2.01(b)
Certificate	2.01(c)
Certificate of Merger	1.03
Chosen Courts	9.08(b)
Closing	1.02
Closing Date	1.02
Code	9.04
Combined Company	9.04
Confidentiality Agreement	6.03
Consent	3.05(b)
Contingent BMHC Equity	4.03(b)
Contingent SBS Equity	3.03(b)
Contract	3.05(a)
Controlled Group Liability	9.04
Converted SBS Performance-Vesting Restricted Stock Unit	6.05(a)(ii)
Converted SBS Time-Vesting Restricted Stock Unit	6.05(a)(i)
DGCL	Recitals
Director Nomination Agreement	9.04
Dissenting Shares	2.01(d)
Dissenting Stockholder	2.01(d)
Effective Time	1.03
Eligible Expenses	9.04
End Date	8.01(b)(i)
Environmental Claim	3.13(b)(i)
Environmental Laws	3.13(b)(ii)
ERISA	3.10(a)
ERISA Affiliates	9.04
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(c)
FCPA	3.12
Filed SBS Contract	3.14(a)
Filed SBS SEC Documents	ARTICLE III
Form S-4	3.05(b)
GAAP	3.06(b)
Governmental Entity	3.05(b)
Grant Date	3.03(b)
Hazardous Materials	3.13(b)(iii)
HSR Act	3.05(b)
Indebtedness	9.04
Indemnified Party	6.06(b)

Term	Section
Indenture	Section 6.16
Intellectual Property Rights	3.16
Intended Tax Treatment	Recitals
Intervening Event	9.04
IRS	3.10(a)
Judgment	3.05(a)
Knowledge	9.04
Law	3.05(a)
Legal Restraints	7.01(d)
Letter of Transmittal	2.02(b)
Liens	3.02(a)
Major BMHC Holders	Recitals
Major SBS Holders	Recitals
Material Adverse Effect	9.04
Merger	1.01
Merger Consideration	2.01(c)
Nasdaq	2.02(f)
Owned BMHC Properties	4.15(a)
Owned SBS Properties	3.15(a)
Permits	3.01
Permitted Liens	9.04
Person	9.04
Proceeding	3.11
Proxy/Consent Solicitation Statement	6.01(a)
Registration Rights Agreement	Recitals
Release	3.13(b)(iv)
Representatives	5.02(a)
SBS	Preamble
SBS Acquisition Proposal	9.04
SBS Affiliate Transactions	3.18
SBS Benefit Plans	3.10(a)
SBS Board	3.04
SBS By-laws	3.01
SBS CBAs	3.19(a)
SBS Certificate	3.01
SBS Common Stock	9.04
SBS Disclosure Letter	ARTICLE III
SBS Financial Advisor	3.22
SBS Intervening Event	9.04
SBS Intervening Event Recommendation Change	5.02(c)(ii)
SBS Leases	Section 3.15(b)
SBS Material Adverse Effect	9.04
SBS Material Contract	3.14(b)
SBS Multiemployer Plan	3.10(a)
SBS Pension Plan	3.10(c)

Term	Section
SBS Permits	3.01
SBS Preferred Stock	3.03(a)
SBS Properties	3.15(a)
SBS Recommendation	5.02(b)
SBS Recommendation Change	5.02(b)
SBS Restricted Stock	9.04
SBS Restricted Stock Unit	9.04
SBS SEC Documents	3.06(a)
SBS Significant Customer	3.20(a)
SBS Significant Supplier	3.20(b)
SBS Stock Option	9.04
SBS Stock Plan	9.04
SBS Stockholder Approval	3.04
SBS Stockholders Meeting	3.04
SBS Subsidiaries	3.01
SBS Superior Proposal	9.04
SBS Superior Proposal Termination	5.02(c)(iii)
SBS Support Agreements	Recitals
SBS Termination Fee	8.02(a)
SBS Voting Debt	3.03(c)
SEC	3.05(b)
Securities Act	3.05(b)
Share Issuance	3.04
SOX	3.06(b)
Stock Plan Amendment	6.05(c)
Subsidiary	9.04
Superior Proposal	9.04
Supplemental Indenture	6.16
Surviving Company	1.01
Taxes	9.04
Tax Return	9.04
Trustee	6.166
WARN Act	3.19(a)

A-4